================================================================================


    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 1998
                                                      REGISTRATION NO. 333-65287


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                              FREDERICK BREWING CO.
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




                  MARYLAND                               52-1769647
------------------------------------------     ---------------------------------
(STATE OR JURISDICTION OF INCORPORATION OR     (IRS EMPLOYER IDENTIFICATION NO.)
           ORGANIZATION)

          4607 WEDGEWOOD BOULEVARD                         KEVIN E. BRANNON
         FREDERICK, MARYLAND 21703                     4607 WEDGEWOOD BOULEVARD
              (301) 694-7899                          FREDERICK, MARYLAND 21703
         FACSIMILE (301) 694-2971                            (301) 694-7899
--------------------------------------------    --------------------------------
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE      (ADDRESS, INCLUDING ZIP CODE,
NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S    AND TELEPHONE NUMBER, INCLUDING
       PRINCIPAL EXECUTIVE OFFICES)             AREA CODE, OF AGENT FOR SERVICE)

                        --------------------------------

                                    Copy to:

                                HANK GRACIN, ESQ.
                                 LEHMAN & EILEN
                                    SUITE 505
                         50 CHARLES LINDBERGH BOULEVARD
                            UNIONDALE, NEW YORK 11553
                                 (516) 222-0888
                            FACSIMILE (516) 222-0948

                       ----------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this registration statement.

     If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plan, please check the following box: /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

================================================================================

================================================================================
                         CALCULATION OF REGISTRATION FEE


                                                                   PROPOSED       PROPOSED
                                                                   MAXIMUM        MAXIMUM
       TITLE OF EACH CLASS OF                                      OFFERING       AGGREGATE         AMOUNT OF
          SECURITIES TO BE                         AMOUNT TO       PRICE PER       OFFERING       REGISTRATION
             REGISTERED                          BE REGISTERED     SHARE (1)       PRICE (1)           FEE
--------------------------------------------     -------------     ----------     ---------       -------------
Common Stock, par value $.00004 per share...     2,850,000 (3)      $ .406        $1,157,100         $341.34
Common Stock, par value $.00004 per share...       200,000 (4)        .406        $   81,200         $ 23.95
Common Stock, par value $.00004 per share...     1,298,701 (5)        .406        $  527,273         $155.55
Common Stock, par value $.00004 per share...       100,000 (6)        .406        $   40,600         $ 11.98
Common Stock, par value $.00004 per share...        80,000 (7)        .406        $   32,480         $  9.58
Total.......................................     4,528,701                        $1,838,653         $542.40


----------------------


(1) Estimated solely for purposes of calculating the registration fee. The Proposed Maximum Aggregate Offering Price was calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the closing price reported in the NASDAQ SmallCap Market system on December 14, 1998.
(2) The registrant previously paid a registration fee of $562.35. No further payment of the registration fee is required.
(3) Based upon the contractual obligation of the Company under the subscription agreements for the Series F Cumulative Convertible Preferred Stock of the Company (the "Series F Preferred Stock") to register 57,000 shares of Common Stock for each $10,000 of stated value of the Series F Preferred Stock sold to the purchasers thereof for cash (or $500,000 stated value in the aggregate). The actual number of shares of Common Stock issued upon conversion of the Series F Preferred Stock will be based upon the actual conversion price at the time of conversion. The actual conversion price will be the lesser of (i) ninety (90%) percent of the closing bid price of the Common Stock on September 2, 1998 reported in the Nasdaq SmallCap Market System (or $.70) (the "Series F Closing Conversion Price"), or (ii) eighty (80%) percent of the average of the three lowest closing bid prices of the Common Stock for the seven trading days prior to, but not including the first calendar day of the month during which, the date a notice of conversion is given to the Company by the holders of the Series F Preferred Stock (the "Three Day Average Conversion Price"). The number of shares of Common Stock is subject to adjustment and could be materially more or less than such estimated amount depending upon factors that cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock and whether the actual conversion price is based upon the Series F Closing Conversion Price or the Three Day Average Conversion Price. This is not intended to constitute a prediction as to the number of shares of Common Stock into which the Series F Preferred Stock will be converted.
(4) Issuable upon exercise of warrants evidencing the right to purchase 200,000 shares of Common Stock.
(5) Based upon the shares of Common Stock which would have been issued on December 1, 1998 upon the conversion of the $500,000 aggregate stated value of the Series G Convertible Preferred Stock of the Company (the "Series G Preferred Stock") at a conversion price of $.385 per share. The actual number of shares of Common Stock issued upon conversion of the Series G Preferred Stock will be based upon the actual conversion price at the time of conversion. The actual conversion price of the Series G Preferred Stock will be the lesser of (i) seventy (70%) percent of the average closing bid price of the Common Stock for the five trading days immediately prior to the conversion date (the "Five Day Average Conversion Price") or (ii) seventy-five (75%) percent of the closing bid price of the Common Stock on November 20, 1998 as reported in the Nasdaq SmallCap Market System (or $.46) (the "Series G Closing Conversion Price"). The number of shares of Common Stock is subject to adjustment and could be materially more or less than such estimated amount depending upon factors that cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock and whether the actual conversion price is based upon the Series G Closing Conversion Price or the Five Day Average Conversion Price. This is not intended to constitute a prediction as to the number of shares of Common Stock into which the Series G Preferred Stock will be converted.
(6)  Issuable upon exercise of warrants evidencing the right to purchase
     100,000 shares of Common Stock.

(7) Issued in connection with the purchase of certain assets from Brimstone Brewing Company.


                           ---------------------------

     Pursuant to Rule 416, there are also registered hereby such additional indeterminate number of shares as may become issuable as dividends or to prevent dilution resulting from stock splits, stock dividends or similar transactions or to provide for changes in the number of shares of Common Stock as are issuable upon conversion of the Series F Preferred Stock and the Series G Preferred Stock.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

PROSPECTUS

                              FREDERICK BREWING CO.

                        4,528,701 SHARES OF COMMON STOCK


         The 4,528,701 shares of Common Stock of Frederick Brewing Co. are being offered by the holders of shares of the Company's Series F Cumulative Convertible Preferred Stock, the holders of shares of the Company's Series G Convertible Preferred Stock, the holder of 80,000 shares of the Company's Common Stock, and the holders of warrants to purchase 300,000 shares of the Company's Common Stock. Other than such 80,000 shares of Common Stock, the shares shall be issued upon the conversion of the Series F Preferred Stock, the conversion of the Series G Preferred Stock and the exercise of the Warrants.


         The Common Stock currently trades on the NASDAQ SmallCap Market under the symbol "BLUE". On December 14, 1998, the last sale price of the Common Stock as reported on NASDAQ was $.406 per share.


         This prospectus relates to an aggregate of 4,528,701 shares of Common Stock, which is based upon the contractual obligation of the Company under the subscription agreements for the Series F Cumulative Convertible Preferred Stock of the Company (the "Series F Preferred Stock") to register 57,000 shares of Common Stock for each $10,000 of stated value of the Series F Preferred Stock sold to the purchasers thereof for cash (or $500,000 stated value in the aggregate), and also based upon the shares of Common Stock which would have been issued on December 1, 1998 upon the conversion of the $500,000 aggregate stated value of the Series G Convertible Preferred Stock of the Company (the "Series G Preferred Stock") at a conversion price of $.385 per share.


         The actual conversion price of the Series F Preferred Stock will be the lesser of (i) ninety (90%) percent of the closing bid price of the Common Stock on September 2, 1998 reported in the Nasdaq SmallCap Market System (or $.70) (the "Series F Closing Conversion Price") or (ii) eighty (80%) percent of the average of the three lowest closing bid prices of the Common Stock for the seven trading days prior to, but not including the first calendar day of the month during which, the date a notice of conversion is given to the Company by the holders of the Series F Preferred Stock (the "Three Day Average Conversion Price"). The exact number of shares that will be issued on the conversion of the Series F Preferred Stock will depend on factors that cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock and whether the actual conversion price is based upon the Series F Closing Conversion Price or the Three Day Average Conversion Price.


         The actual conversion price of the Series G Preferred Stock will be the lesser of (i) seventy (70%) percent of the average closing bid price of the Common Stock for the five trading days immediately prior to the conversion date (the "Five Day Average Conversion Price") or (ii) seventy-five (75%) percent of the closing bid price of the Common Stock on November 20, 1998 as reported in the Nasdaq SmallCap Market System (or $.46) (the "Series G Closing Conversion Price"). The exact number of shares that will be issued on the conversion of the Series G Preferred Stock will depend on factors that cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock and whether the actual conversion price is based upon the Series G Closing Conversion Price or the Five Day Average Conversion Price.


         All the Common Stock offered hereby is being sold by the Selling Stockholders. The Company will not receive any of the proceeds received by the Selling Stockholders from the Common Stock sold.

         The Company will pay all reasonable expenses of this offering estimated at $35,000. The Selling Stockholders, however, will bear the cost of all brokerage commissions and discounts incurred in connection with the sale of their Common Stock. The Common Stock may be sold by the Selling Stockholders directly or through underwriters, dealers or agents in market transactions or privately negotiated transactions.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         This investment involves a high degree of risk. Consider carefully the risk factors beginning on page 5 in this Prospectus including the risk that the common stock may be delisted from the Nasdaq SmallCap Market.




                THE DATE OF THIS PROSPECTUS IS DECEMBER 15, 1998

         No person has been authorized in connection with this offering to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities covered by this Prospectus in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such state or jurisdiction. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                       WHERE YOU CAN GET MORE INFORMATION


         At your request, we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

                              Frederick Brewing Co.
                              4607 Wedgewood Blvd.
                            Frederick, Maryland 21703
                            (Telephone) 301-694-7899
                           (Toll Free) 1-888-258-7434
                               (Fax) 301-694-2971

         Our fiscal year ends on December 31. We furnish our shareholders annual reports containing audited financial statements and other appropriate reports. In addition, we are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site at http:\\www.sec.gov.


         This Prospectus incorporates by reference the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, as amended by the Company's Annual Report on Form 10-KSB/A ("Annual Report"), its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998, its Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998, its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998, its Current Reports on Form 8-K dated February 12, 1998 and April 10, 1998, the Company's Proxy Statement for its Annual Meeting of Stockholders held May 14, 1998, filed on April 13, 1998, the description of securities included in the Company's Registration Statement on Form 8-A, File No. 0-27800, and all other documents subsequently filed by the Company pursuant to Section 13(a), 13(C) or 14 of the Exchange Act prior to the termination of the offering made hereby. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                                 INDEMNIFICATION

         Pursuant to the Company's Articles of Incorporation, as amended, the Company may indemnify each of its directors and officers with respect to all liability and loss suffered and reasonable expense incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director of the Company. In addition, the Company may pay the reasonable expenses of indemnified directors and officers incurred in defending such proceedings if the indemnified party agrees to repay all amounts advanced should it be ultimately determined that such person is not entitled to indemnification.

         In addition, as permitted by the Maryland General Corporation Law, the Company's Articles of Incorporation provides that the Company's directors will not be held personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the Maryland General Corporation Law. This provision does not eliminate the duty of care, and injunctive or other forms of non-monetary equitable relief will remain available under Maryland law. In addition, each director continues to be liable for monetary damages for (I) misappropriation of any corporate opportunity in violation of the director's duties, (ii) acts or omissions in bad faith or involving intentional dishonesty, (iii) knowing violations of law, and (iv) any transaction from which a director derives an improper personal benefit. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws of state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                               PROSPECTUS SUMMARY


         This summary highlights selected information contained elsewhere in this Prospectus. It is not complete and may not contain all of the information that is important to you. To understand this offering fully, you should read the entire Prospectus carefully, including the risk factors and financial statements.


         This Prospectus and the documents incorporated herein by reference contain forward-looking statements that are based on current expectations, estimates and projections about the Company's industry, management's beliefs and assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

         Accordingly, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include those risk factors and such other uncertainties noted herein and in the documents incorporated herein by reference. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.


                              FREDERICK BREWING CO.
                       Offices: 4607 Wedgewood Boulevard,
                           Frederick, Maryland 21703,
                        telephone number (301) 694-7899,
                        facsimile number (301) 694-2971.


                                  THE OFFERING

Common Stock Offered by Selling
Stockholders....................................   4,528,701 shares, comprising 2,850,000 shares based upon the contractual obligation of the Company under the subscription agreements for the
                                                   Series F Preferred Stock to register 57,000 shares of Common Stock for each $10,000 of stated value of the Series F Preferred Stock sold to the purchasers thereof for cash (or $500,000 stated value in the aggregate),
                                                   1,298,701 shares based upon the shares of Common Stock which would have been issued on December 1, 1998 upon the conversion of the
                                                   $500,000 aggregate stated value of the Series G Preferred Stock at a conversion price of $.385 per share, 80,000 shares issued in January 1998 in connection with the purchase of certain assets of Brimstone Brewing
                                                   Company and 300,000 shares issuable upon exercise of warrants.


Common Stock to be offered by the Company......    0 shares

Common Stock Outstanding Before Offering (1)....   13,905,393 shares

Common Stock Outstanding After Offering.........   18,434,094 shares

Use of Proceeds.................................   All of the Shares offered hereby from time to time are being offered by the
                                                   Selling Stockholders. The Company shall not receive any proceeds therefrom.

Risk Factors....................................   The Securities offered hereby involve a high degree of risk. Investors should purchase the securities offered hereby only if they can afford the loss of their entire investment.

NASDAQ symbol...................................   BLUE

---------------------------
(1)  Based on shares outstanding as of September 30, 1998
                                        5

                                  RISK FACTORS


         Investing in the Company's shares in very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, among others.


Potential Nasdaq Delisting; Potential Adverse Effects of Delisting

         The Company has received a letter dated September 15, 1998 (the "Notice Letter") from The Nasdaq Stock Market, Inc. ("Nasdaq") stating that the Common Stock may be delisted from the Nasdaq SmallCap Market for failure to maintain a minimum bid price of $1.00 per share. The Notice Letter further stated that the Common Stock had failed to maintain a closing bid price greater than or equal to $1.00 per share during the thirty consecutive trading days prior to September 15, 1998. The Notice Letter further stated that if the Company failed to demonstrate compliance through achieving a closing bid price of $1.00 per share for ten consecutive trading days during the ninety calendar day period ending December 14, 1998, the Common Stock would be subject to delisting. Delisting of the Common Stock would adversely affect the price of the Common Stock and the ability of holders to sell their shares. In addition, in order to be relisted on Nasdaq, the Company would be required to comply with the initial listing requirements, which are substantially more onerous than the listing maintenance standards.


         On December 3, 1998, the Board of Directors of the Company decided to recommend that shareholders of the Company approve a plan to reverse split the Company's shares of Common Stock by 5:1. Such action would reduce the Company's current outstanding shares of Common Stock from approximately 14.2 million to approximately 2.8 million. The Board of Directors recommended this action to the shareholders of the Company to preserve the listing of the Company's shares of Common Stock on The Nasdaq SmallCap Market. In addition, the Company has requested a hearing with Nasdaq to discuss the Company's plans to comply with the Nasdaq listing maintenance standards.

         If the Common Stock was delisted from the Nasdaq SmallCap Market and the share price for Common Stock were to remain below $5.00 per share, unless the Company satisfies certain asset or revenue tests (at least $5,000,000 in net tangible assets if in business less than three years, at least $2,000,000 in net tangible assets if in business at least three years, or average revenues of at least $6,000,000 for the last three years), the Common Stock would become subject to the so-called "penny stock" rules promulgated by the Securities and Exchange Commission (the "Commission"). Under the penny stock rules, a broker or dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker or dealer or the transaction otherwise is exempt. In addition, the penny stock rules require the broker or dealer to deliver, prior to any transaction, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker or dealer or the transaction otherwise is exempt. A broker or dealer also is required to disclose commissions payable thereto and to the registered representative and current quotations for the securities. In addition, a broker or dealer is required to send monthly statements disclosing recent price information with respect to the limited market in penny stocks. These additional sales practice and disclosure requirements could adversely affect the level of trading activity in the secondary market and could impede the sale of the Company's Common Stock in that market, with a concomitant adverse effect on the price of the Common Stock in the secondary market.

Limited Operating History; Past and Possible Future Operating Losses

         The Company was founded in March 1992 and has operated at a loss for each year since such date. As of June 30, 1998, the accumulated deficit was $13,763,824. The Company's limited operating history makes the prediction of future sales and at a operating results difficult. Accordingly, although the Company has experienced sales growth, such growth should not be considered indicative of future sales growth, if any, or of future operating results. There can be no assurance that the Company's sales will grow or be sustained in future periods or that the Company will become or remain profitable in any future period. Due to the expenses involved in the expansion of the Company's operations in connection with the completion of the new brewery (including increased overhead, depreciation, marketing and salaries and its plan to increase production to 50,000 barrels per year), the Company does not expect to operate profitably until at least calendar 1999.

Lack of Liquidity; Inadequate Working Capital; Default In Financial Covenants

         The Company has, in the last twenty-four months spent a significant amount of working capital on machinery and equipment and on salaries and benefits and advertising, all in connection with the completion of the Company's new brewery, the expansion of its brewing capacity and its attempts to increase demand for its products as well as the acquisition of the outstanding securities of Wild Goose Brewery, Inc. and all of the brands, formulas, copyrights, trademarks, and related intangible assets of Brimstone Brewing Company. In addition, growth in sales has not been sufficient to fund such expenditures. As a consequence thereof, the Company has been required to obtain, by the sale of its securities, additional working capital for the hiring and training of administrative and sales personnel and the payment of certain promotional, marketing and advertising expenses in connection with the commencement of full production at the new brewery which occurred in July 1997.

         In connection with the construction of the new brewery and the purchase of brewing and other equipment, the Maryland Economic Development Corporation ("MEDCO") issued $4.5 million in taxable economic development bonds on July 19, 1996, including $1.5 million borrowed by the Company to purchase brewery equipment for the new brewery (the "FBC Facility") and $3.0 million loaned to a partnership controlled by affiliates of the Company to construct the brewery (the Blue II Facility"), and the Company borrowed an additional $976,000 from Signet Bank, now First Union National Bank, its recent successor ("Signet," "First Union" or the "Bank") in a Bridge Loan (which it refinanced with an SBA loan in April 1997). The FBC facility contains certain other restrictive covenants, one of which is a cash flow to debt service ratio. Violation of this or any other covenant would represent an event of default on the note and also a cross default on a $3,000,000 loan obtained by Blue II for the construction of the brewery for which the Company is a guarantor. For both the $1,500,000 loan and $3,000,000 Blue II loan, the Bank has waived compliance with the cash flow to debt service covenant for the calendar quarters ended March 31, 1998, June 30, 1998 and September 30, 1998. The Bank has also modified this covenant for the calendar quarter ending December 31, 1998 and for each quarter thereafter whereby the Company must maintain a cash flow to debt service ratio of 1.0 to 1. In addition, the Bank has modified the current ratio covenant whereby the Company must maintain a ratio of current assets to current liabilities of 1.0 to 1 as of calendar quarter ended March 31, 1998 and each calendar quarter thereafter. As of September 30, 1998, the Company was in violation of the current ratio covenant which represents an event of default on the Company's loan and the Blue II loan. The Company is seeking a waiver from the Bank relative to this violation.

         In exchange for these covenant modifications, the maturity date on the loans and the related capital lease obligation to Blue II was revised to May 1, 1999, the interest rate was increased to the prime rate plus 1.25% for the Company's loan and the prime rate was plus 1.5% for the Blue II loan, and the Company paid a loan modification fee of $25,000 in two installments of $10,000 and $15,000 on June 30, 1998 and September 30, 1998, respectively. The Company is responsible for all fees and expenses incurred by the Bank in connection with preparation of the modification and will use its best efforts to obtain replacement financing. The Company and Blue II are currently negotiating with a local financial institution to refinance the Company's long-term debt. If such a refinancing occurs, it is likely that the interest rates will rise, the Company's rent payment to Blue II will rise and the Company's Chief Executive Officer and President will be required to provide personal guarantees of the $1,500,000 bond and the Blue II building lease. While management believes this debt refinancing will be completed during the fourth quarter of 1998, no assurance can be given that this will occur. As of September 30, 1998, the Company's current liabilities exceed its current assets. Management must obtain an extension on the maturity date of these loans or an alternative financing arrangement to continue funding its current operations and meet its current obligations as they came due.

         There can be no assurance that the Company will not incur additional defaults under the Bridge Loan, the Blue II Facility, or the FBC Facility. If such defaults occur and are not waived by First Union, it would have a material adverse effect upon the Company.

         On April 24, 1997, the Company closed a $1.0 million loan with the United States Small Business Administration ("SBA"). The proceeds of this loan were used to pay the principal balance of the Company's bridge loan with Signet Bank which was incurred for the purchase of brewing and packaging equipment for the Company's new facility. The loan has a twenty year term and a fixed interest rate of 7.368%. See the Company's Pre-effective Amendment No. 5 to the Form SB-2 filed with the SEC on March 5, 1996, incorporated herein by reference.

Possible Need for Additional Financing

         The Company intends to continue to expend funds to increase its market share in the states where its products are currently being sold and, possibly, in other states in the future. In this regard, the Company also continues to seek additional brand licenses and acquisitions and is in active discussions with the owners of several suitable brands. Such acquisitions and additional marketing costs may require additional funds not currently available to the Company. Accordingly, the Company may require additional financing for these or other general corporate purposes. There can be no assurance that the Company will be able to obtain additional financing on terms favorable to the Company, or at all, or if obtained, there can be no assurance that such financing will be sufficient for the financing needs of the Company.

Heavy Dependence on Wholesale Distributors

         The Company distributes its products only through independent wholesale distributors for resale to retailers such as liquor and wine and beer stores, restaurants, taverns, pubs, bars and sporting arenas. Accordingly, the Company is dependent upon these wholesale distributors to sell the Company's beers and to assist the Company in creating demand for, and promoting market acceptance of, the Company's products and providing adequate service to its retail customers. There can be no assurance that the Company's wholesale distributors will devote the resources necessary to provide effective sales and promotion support to the Company.

Dependence on Major Customers

         Sales to The Kronheim Co., Inc., Baltimore, Maryland ("Kronheim"), the Company's largest wholesale distributor, represented 47%, 51% and 36% of the Company's revenues in 1997, 1996 and 1995, respectively, and 29% of the Company's revenues in the nine months ended September 30, 1998. Sales to all other wholesale distributors represented 53%, 49% and 64% of the Company's revenues in 1997, 1996 and 1995, respectively, and 71% of the Company's revenues in the nine months ended September 30, 1998. The Company expects sales to its largest wholesale distributor to continue to represent a significant portion of its sales in the near term. The Company believes that its future growth and success will continue to depend in large part upon the significant wholesale distributor, but such dependence should decrease as the Company expands its market area.

No Assurance Of Continued Wholesale Distributor Support Competition

         If Kronheim or any other significant wholesale distributor were to discontinue selling, or decrease the level of orders for, the Company's products, the Company's business would be adversely affected in the areas serviced by such wholesale distributors until the Company retained replacements. There can be no assurance however that the Company would be able to replace a significant wholesale distributor in a timely manner or at all in the event it were to discontinue selling the Company's products. In addition, there is always a risk that the Company's wholesale distributors will give higher priority to the products of other beverage companies, including products directly competitive to the Company's beers, thus reducing their efforts to sell the Company's products. The risk is exacerbated by the fact that many of the Company's wholesale distributors (not including Kronheim) are reliant on the beers of one of the major domestic beer producers for a large percentage of their revenues and, therefore, may be influenced by such producer. The Company's distributors are not contractually committed to make future purchases and therefore could discontinue carrying the Company's products in favor of a competitor's product or another beverage at any time or for any reason.

         If any of the Company's significant wholesale distributors were to experience financial difficulties, or otherwise become unable or unwilling to promote or sell the Company's products, the Company's results of operations would be adversely affected. Many of the Company's distribution agreements (other than its agreement with Kronheim which does not specify such a date) permit their termination upon 90 days' prior notice. The Company's ability to terminate poorly performing distributors may be hindered by laws that restrict the Company's right to terminate the services of its wholesale distributors. There can be no assurance that the Company will be able to attract reliable, effective new distributors in markets it will enter as a result of its planned geographic expansion or that the Company's business will not be adversely affected by the loss or declining performance of any of its current or future wholesale distributors.

Competition

         The Company competes in the specialty beer segment of the domestic beer market. The principal competitive factors affecting the market for the Company's beers The include product quality and taste, distribution capabilities, brand recognition, other packaging and price. There can be no assurance that the Company will be able to compete successfully against current and future competitors based on these and other factors. The Company competes with a variety of domestic and international brewers, many of whom have substantially greater financial, production, distribution and marketing resources and have achieved a higher level of brand recognition than the Company. The domestic specialty category has been created and expanded since the early 1980's by innovative, entrepreneurial companies. The Company is in direct competition in the specialty beer segment not only from the major domestic brewers such as Anheuser-Busch Companies, Inc. ("Anheuser-Busch"), Miller Brewing Co. ("Miller") and Adolph Coors Co. ("Coors"), each of whom has introduced and is marketing fuller flavored beers designed to compete directly in the specialty beer segment, but also from other domestic companies, each producing several brands or styles of beer. The large domestic brewers dominate the overall domestic beer market and the Company expects that certain of these companies, with their superior financial resources and established distribution networks, will continue to seek further participation in the specialty beer segment through the acquisition of equity positions in, or the formation of distribution alliances with, smaller craft brewers (such as Anheuser-Busch's equity position in, and distribution agreement with, Redhook Ale Brewery, Incorporated). During the past 15 years, the domestic specialty brewing category has experienced extremely rapid growth; however growth in overall sales by domestic specialty brewers slowed substantially, beginning in late 1996 and continuing through 1997 in part, due to the fact that some large markets, such as the Pacific Northwest, upper New England, Colorado and Northern California have matured and are saturated to the point that further rapid growth appears unlikely. Management also believes that other market forces have affected the growth of the domestic specialty segment. Primary among those forces is the aggressive marketing of import beers over the past two years from companies such as Heineken N.V., Bass PLC and Guinness PLC and existing domestic specialty and contract brewers such as The Boston Beer Company, Inc., Pete's Brewing Co., Redhook Ale Brewery, Incorporated, Sierra Nevada Brewing Co. and Anchor Brewing Co., as well as the regional specialty brewers and local microbreweries in the markets where the Company distributes its beers. Many of these beers which share flavor profiles and competitive price points with domestic specialty beers and appear to have achieved substantial sales increases, perhaps at the expense of domestic specialties. In addition, some wholesale distributors who had aggressively added many new domestic specialty brands to their portfolios and devoted high levels of effort to promoting those brands saw declining returns to their investments in marketing and inventory due to increasing competition and began re-allocating their resources to higher volume products (sometimes under pressure from the suppliers of those products). Increased competition could result in price reductions, reduced profit margins and loss of market share, all of which would have a material adverse effect on the Company's financial condition and results of operations.

         The Company's products also compete generally with other alcoholic beverages, including products offered in other segments of the beer industry and low-or-no-alcohol products. The Company competes with other beer and beverage companies not only for consumer acceptance and loyalty but also for shelf and tap space in retail establishments and for marketing focus by the Company's wholesale distributors and their customers, all of which also distribute and sell other beers and alcoholic beverage products. Finally, there can be no assurance that the recent growth in consumer demand for craft beers will continue, or even if such growth continues, that consumers will choose the Company's beers.

Potential Fluctuations in Quarterly Results

          The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as fixed and semi-variable operating costs during periods when the Company's brewery is producing below maximum designed production capacity, professional fees and expenses relating to the Company's planned expansion, increased competition, fluctuations in the price of ingredients or packaging materials, seasonality of sales of the Company's beers, general economic factors, trends in consumer preferences, regulatory developments, including changes in excise and other tax rates, changes in the sales mix between kegs and bottles, changes in average selling prices or market acceptance of the Company's beers, increases in packaging and marketing costs associated with initial production of new products and variations in shipping and transportation costs.

         The Company's operating results may be significantly impacted in the future by, among other things, the timing of new product announcements by the Company or its competitors, the impact of increasing average federal and state excise tax as sales volume increases, the timing of new advertising and promotional campaigns by the Company and other expansion activities engaged in by the Company. The Company's expense levels are based, in part, on its expectations of future sales levels. If sales levels are below expectations, operating results are likely to be materially adversely affected, In particular, because the Company operates its own production facility, a significant portion of its overhead is fixed and cannot be reduced for short-term adjustments such as sales below management's expectations, and an excess of production capacity could therefore have a significant negative impact on the Company's operating results. However, the Company has historically operated with little or no backlog. The absence of backlog increases the difficulty of predicting sales and operating results. In addition, the Company's decision to undertake a limited media advertising campaign in late 1997 through 1998 could substantially increase the Company's expenses in a particular quarter, while any increase in sales from such advertising may be realized in subsequent periods.

         Based upon the risks of potential fluctuations in quarterly results discussed above and seasonality and the unpredictability of demand, discussed below, the Company believes that quarterly sales and operating results are likely to vary significantly in the future and that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, it is possible that in some future quarter the Company's revenues or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected.

Sales Fluctuations Due to Seasonality

          The Company's wholesale distributors have historically experienced higher sales in the second and fourth quarters of the calendar year due to increased consumption of the Company's beers during periods of warmer weather and from Halloween through New Year's Day. Although the Company has not yet experienced sales fluctuations due to seasonality because the Company has continued to expand its wholesale distribution network over the past three years, fluctuations in the Company's sales due to seasonality may become evident in the future as the Company's sales increase.

No Assurance of Geographic Expansion

         While the Company has distribution networks in all or parts of 31 states, sales in Maryland and Washington, D.C. Metropolitan Area accounted for over 64% and 63% of the Company's sales in 1996 and 1997, respectively, and 47.5% in the six months ended June 30, 1998. The Company's continued growth depends upon its ability to expand sales in these and other new regions. During the first two quarters of 1998, the Company added 49 new wholesale distributors, including 21 new wholesalers who distribute the Wild Goose and Brimstone brands, bringing the total number of wholesalers throughout its current network to 111. However, there can be no assurance that the Company's efforts to expand sales in new regions will be successful or that such expansion can be accomplished on a profitable basis. The Company's timely and successful expansion of sales will depend on a number of factors, including competition, the continued promotion and sale of the Company's products by suitable local wholesale distributors, the retention of skilled sales and other personnel, the ability to adapt management and other operational systems to accommodate increased volume, the success of advertising and promotion campaigns, and other factors, some of which are beyond the control of the Company. Furthermore, consumer tastes vary by region and there can be no assurance that consumers located in new geographic regions will be receptive to the Company's beers. The Company believes that consumer demand for its products is greater in certain areas than others due to demographic, economic and other factors. The Company's efforts to increase sales by further penetrating market areas may be limited by such factors. The inability of the Company to expand sales in a timely manner would have a material adverse effect on the Company's operating results and financial condition.

Limited Product Line

         The sale of a limited number of styles of beers has accounted for substantially all of the Company's revenues since inception. Through June of 1997 the Company offered five styles of beer year-around and usually one seasonal brew during any part of the year. With the successful introduction of Hempen Ale in May 1997 and Hempen Gold in September 1997; and the opening of new markets in the Company's distribution territory, primarily for the Hempen product line, the number increased to seven beer styles. Presently, the Company brews, kegs and bottles at its brewery in Frederick, Maryland, for wholesale to its independent distributors, 26 styles of fresh, full flavored beers under the brand names of "Blue Ridge," "Hempen," and beginning in February of 1998, "Wild Goose" and "Brimstone". The Company's gross sales during the six months ended June 30, 1998 of $2,609,847 included $94,400 of Brimstone products and $799,000 of Wild Goose products. The Company believes that the sale of these beers will continue to account for a significant portion of the Company's sales for the foreseeable future. Therefore, the Company's future operating results, particularly in the near term, are significantly dependent upon the continued market acceptance of these products. There can be no assurance that the Company's beers will continue to achieve market acceptance. A decline in the demand for any of the Company's beers as a result of competition, changes in consumer tastes and preferences, government regulation or other factors would have a material adverse effect on the Company's operating results and financial condition. In addition, there can be no assurance that the Company will be successful in developing, introducing and marketing additional new beers that will sustain sales growth in the future.

No Assurance of Future Ability To Satisfy Changing Consumer Preferences

         The craft beer market is highly competitive and characterized by changing consumer preferences and continuous introduction of new products. The Company intends to introduce new products from time to time to maintain wholesale distributor and retailer interest and appeal to varying consumer preferences and to create consumer demand. The Company believes that its future growth will depend, in part, on its ability to anticipate changes in consumer preferences or to create consumer demand and develop and introduce, in a timely manner, new beers that adequately address such changes. There can be no assurance that the Company will be successful in developing, introducing and marketing new products on a timely basis. If the Company is unable to introduce new products or if the Company's new products such as Hempen Ale or its newly acquired Wild Goose and Brimstone brands are not successful, the Company's sales may be adversely affected as customers seek competitive products. In addition, the introduction of new products by the Company could result in reduction of sales of the Company's existing beers, requiring the Company to manage carefully product introductions in order to minimize disruption in sales of existing products. There can be no assurance that the introduction of new product offering by the Company will not cause wholesale distributors, retailers and consumers to reduce purchases or consumption of existing Company products. Such reduction of purchases or consumption could have a material adverse effect on the Company's operating results and financial condition.

No Assurance Of Future Consumer Demand For Craft Beer

          The craft beer segment of the domestic beer market has grown dramatically over the past decade. The Company believes that one factor in such growth has been consumer demand for more flavorful beers offered in a wider variety of styles. No assurance can be given, however, that consumer demand for craft beers will continue in the future. The Company's success also depends upon a number of factors related to the level of discretionary consumer spending, including the general state of the economy, federal and state tax laws and consumer confidence in future economic conditions. Changes in consumer spending can affect both the quantity and the price of the Company's products and may therefore affect the Company's operating results. For example, reduced consumer confidence and spending may result in reduced demand for the Company's products, limitations on its ability to increase or maintain prices and increases in required levels of selling, advertising and promotional expenses.

No Assurance Of Future Satisfaction Of Demand

         The production schedule for the Company's beers is based on forecasts of the Company's sales in general and the rate of sales of each of the Company's styles of beer. The Company currently has the flexibility to modify short-term production schedules and is currently able, on a short-term basis, to satisfy fully most changes in demand for its product. The ability of the Company to estimate demand may be less precise during periods of rapid growth or with respect to new products. The failure of the Company to accurately forecast its sales could lead to inventory shortages or surpluses that could adversely affect results of operations and lead to further fluctuations in quarterly operating results. The Company's production volume for the six months ended June 30, 1998 was 8,861 barrels, an increase of 82.2%, compared to 4,864 barrels in the six months ended June 30, 1997. The increase in volume for the quarter reflects not only the enhanced production capacity of the new brewery, but also the sales of the Company's seasonal and newly added beer brands. Even with this increase in volume of production, there can be no assurance that the Company will be able to meet demand for its products, that sales will not be adversely affected nor that demand will continue to increase. A prolonged inability to meet demand for its products could lead to a loss of customers, impair the Company's expansion plans and invite increased competition.

Dependence On Certain Suppliers

         The Company purchases from, and is dependent upon, its suppliers for certain agricultural ingredients and packaging materials used in the Company's products. Although to date the Company has been able to obtain adequate supplies of these ingredients and materials in a timely manner from existing sources and has changed suppliers from time to time with minimal disruption, if the Company were unable to obtain sufficient quantities of ingredients and materials, delays or reductions in product shipments could occur which would have a material adverse effect on the Company's financial condition and results of operations. To date, the Company has not experienced material difficulties in obtaining timely delivery from its suppliers. Although the Company believes that there are alternative sources available for its raw materials, there can be no assurance that the Company will be able to acquire these products from other sources on a timely or cost-effective basis if current suppliers are unable to supply them. Due to bulk purchasing, primarily of malted barley, glass bottles and paper packaging materials and improved labor productivity made possible by larger batch sizes and higher degree of automation in the new brewery, the Company experienced a significant decrease in the price of its ingredients and packaging materials. Except for suppliers who provide glass bottles and corrugated cardboard cartons, the Company does not have long-term purchase contracts with its suppliers. The loss of a material supplier could materially adversely affect the Company's results of operations and financial condition if there were a delay in shipments from the alternative suppliers.

         As with most agricultural products, the supply and price of raw materials used to produce the Company's beers can be affected by a number of factors beyond the control of the Company such as frosts, droughts, other weather conditions, economic factors affecting growing decisions, various plant diseases and pests. To the extent that any of the foregoing affects the ingredients used to produce the Company's beers, the Company's results of operations would be materially and adversely affected. The Company keeps approximately a 30-day supply of hops and a 30- day supply of malt on its premises. While certain of its purchases are in bulk with the expanded storage provided by the new brewery, the Company is nonetheless dependent upon the ability of its suppliers to deliver its ingredients in a timely fashion. Such delivery, which is by truck, is dependent upon certain factors beyond the control of the Company, including but not limited to weather and labor relations. The Company's operations are dependent upon its ability to accurately forecast its need for ingredients. Any failure by the Company to accurately forecast its requirements of raw materials could result in the Company either being unable to meet higher than anticipated demand for its products or producing excess inventory, either of which may adversely affect the Company's results of operations.

Ability To Manage Growth

         The Company has experienced rapid growth that has resulted in new and increased responsibilities for management personnel which has challenged and continues to challenge the Company's management, operating and financial systems and resources. To compete effectively and manage future growth, if any, the Company will be required to continue to implement and improve its operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees could have a material adverse effect on the Company's operating results and financial condition.

No Assurance Of Ability To Protect Intellectual Property Rights

         The Company considers its trademarks and pending trademarks, particularly the "Blue Ridge" and "Hempen Ale" brand names as well as its newly acquired "Wild Goose" and "Brimstone" brand names, proprietary beer recipes and the design of product packaging, advertising and promotional design and art work (the "Intellectual Property") to be of considerable value and critical to its business. The Company relies on a combination of trade secret, copyright and trademark laws, non-disclosure, non-competition and other arrangements to protect its proprietary rights. However, the Company has discovered that the "Blue Ridge" name has been used by other companies, some of whom directly or indirectly compete with the Company. In January 1995, the Company entered into an agreement with a contract brewer to stop that contract brewer from using the Blue Ridge name and to acquire any federal trademark rights that such brewer had to the name "Blue Ridge Lager" at a cost to the Company of approximately $7,900 (excluding legal fees and expenses). The Company applied for trademark protection on its "Blue Ridge" brands in 1994, 1995 and 1996 and has applied for trademark protections on its "Hempen Ale" brand in 1997 and the "Brimstone Brands in 1998. The "Wild Goose" brands have been issued trademarks, which were procured through the acquisition of Wild Goose Brewery by the Company. There can be no assurance that pending applications will be approved and trademarks will be issued by the U.S. Patent and Trademark Office. Failure to obtain trademark protection could have a material adverse effect upon the Company's results of operations and financial condition. In addition, despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or obtain and use information that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to obtain the legal protection sought or will prevent misappropriation of such information and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products with taste and other qualities similar to the Company's products.

Risk Of Third Party Claims Of Intellectual Property Infringement

          While the Company believes that its Intellectual Property does not infringe upon the proprietary rights of third parties, there can be no assurance that the Company will not receive future communications from third parties asserting that the Company's Intellectual Property infringes, or may infringe, upon the proprietary rights of third parties. The potential for such claims will increase as the Company increases distribution in recently entered and new geographic areas. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of management's attention, cause product distribution delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms economical or acceptable to the Company or at all. In the event of a successful claim of infringement against the Company and failure or inability of the Company to license the infringed or similar proprietary information, the Company's operating results and financial condition could be materially adversely affected.

Dependence On Key Personnel

         The Company's success depends to a significant degree upon the continuing contributions of, and on its ability to attract and retain, qualified management, sales, production and marketing personnel, particularly Kevin E. Brannon, Chairman of the Board and Chief Executive Officer, Marjorie A. McGinnis, President, and Steven T. Nordahl, Vice President--Brewing Operations and Leslie Harper, Chief Financial Officer. The Company entered into employment agreements with Ms. McGinnis and Messrs. Brannon and Nordahl in 1996. Prior to their employment by the Company, beginning in 1992, none of these officers had prior experience in the brewing industry or significant business experience. The competition for qualified personnel is intense and the loss of any of such persons as well as the failure to recruit additional key personnel in a timely manner, could adversely affect the Company. There can be no assurance that the Company will be able to continue to attract and retain qualified management and sales personnel for the development of its business. Failure to attract and retain key personnel could have a material adverse effect on the Company's operating results and financial condition.

Operating Hazards; No Assurance Of Adequate Insurance

          The Company's operations are subject to certain hazards and liability risks faced by all brewers, such as bottle flaws or potential contamination of ingredients or products by bacteria or other external agents that may be accidentally or wrongfully introduced into products or packaging. The Company's products are not pasteurized and require careful product rotation to prevent spoilage. However, neither spoiled beer nor the bacteria introduced in the brewing process is known to be harmful to human health. The Company runs periodic diagnostic tests on all of its products to assure that they meet Company quality control guidelines and comply with federal and state regulatory requirements. While the Company has not experienced a serious contamination problem in its products, the occurrence of such a problem could result in a costly product recall and serious damage to the Company's reputation for product quality. The Company's operations are also subject to certain injury and liability risks normally associated with the operation and possible malfunction of brewing and packaging equipment. Although the Company maintains insurance against certain risks under various general liability and product liability insurance policies, there can be no assurance that the Company's insurance will be adequate.

Government Regulation

         The Company's business is highly regulated by federal, state and local laws and regulations. The Company must comply with extensive laws and regulations. The regarding such matters as state and regulatory approval and licensing requirements, trade and pricing practices, permitted and required labeling, advertising, promotion and marketing practices, relationships with distributors and related matters. For example, federal and state regulators require warning labels and signage on the Company's products. The Company believes that it has obtained all regulatory permits and licenses necessary to operate its business in the states where the Company's products are currently being distributed. Failure on the part of the Company to comply with federal, state or local regulations could result in the loss or revocation or suspension of the Company's licenses, permits or approvals and accordingly could have a material adverse effect on the Company's business. In addition, changes to federal and state excise taxes on beer production, federal, state and local environmental regulations, including laws relating to packaging and waste discharge, or any other laws or regulations which affect the Company's products could have a material adverse effect on the Company's results of operations. The federal government and each of the states levy excise tax of $18.00 per barrel on every barrel of beer produced for consumption in the United States by each brewing company with annual production of over 2,000,000 barrels. The federal excise tax for brewing companies with annual production under 2,000,000 barrels is $7.00 per barrel on all barrels up to the first 60,000 barrels produced and $18.00 per barrel for each barrel produced in excess of 60,000. Any increase in the excise tax for small brewers could have a material adverse effect on the Company's operating results and financial condition.

Public Attitudes Toward Alcohol Consumption

         In recent years, there has been an increase in the level of health-consciousness in the United States and considerable debate has occurred concerning alcohol-related social problems, such as alcoholism and drunk driving. In addition, a number of anti-alcohol groups are advocating increased governmental action on a variety of fronts unfavorable to the beer industry, including the legislation of new labeling or packaging requirements and restrictions on advertising and promotion that could adversely affect the sale of the Company's products. Restrictions on the sale and consumption of beer or increases in the retail cost of beer due to increased governmental regulations, taxes or otherwise, could materially and adversely affect the Company's financial condition and results of operations.

Anti-takeover Provisions In The Company's Corporate Documents

         The Company's Board of Directors has the authority to issue to up 1,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), of the Company including the 1,848 shares of Series A Preferred Stock, the 3,750 shares of Series B Preferred, the 2,100 shares of Series C Preferred, the 1,045 shares of Series D Preferred, the 3,000 shares of Series E Preferred and the 1,000 shares of Series F Preferred which have been issued to date and to determine the price, rights, preferences, privileges and restrictions thereof, including voting rights, without any further vote or action by the Company's stockholders. The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company's Board may similarly issue additional shares of Common Stock without any further vote or action by stockholders. Such an issuance could occur in the context of another public or private offering of shares of Common stock or Preferred Stock or in a situation where the Common or Preferred Stock is used to acquire the assets or stock of another company. The issuance of Common or Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to issue any additional shares of Common or Preferred Stock other than as described herein. See "Description of Securities."

         Moreover, the Restated and Amended Articles of Incorporation ("Articles") and Restated and Amended Bylaws ("Bylaws") of the Company contain certain provisions which, among other things, maintain a "staggered" Board of Directors, limit the personal liability of, and provide indemnification for, the directors of the Company, require that stockholders comply with certain requirements before they can nominate someone for director or submit a proposal before a meeting of stockholders, prohibit the ability of stockholders to call special meetings of stockholders, limit the ability of stockholders to act by written consent and require a supermajority vote of stockholders in the event that a "related person" (as defined) attempts to engage in a business combination with the Company.


Potential Volatility Of Stock Price

         Stock prices of many growing consumer-product companies fluctuate widely, often for reasons that are unrelated to their actual operating performance. Announcement of new facilities or products by the Company or its competitors, regulatory developments, and economic or other external factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price and marketability of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's operating results and financial condition.

Certain Related Party Transactions

         The Company has borrowed money from time to time to provide cash for operations and for other corporate purposes from its directors, stockholders and persons having business relationships with its directors. In addition, the Company leases its brewery from a company which is owned, in part, by one of the Company's directors and by other affiliated persons.

Limitations On Liability Of Management

         The Company has adopted provisions in its Articles that eliminate to the fullest extent permissible under Maryland law the liability of its directors for monetary damages except to the extent that it is proved that the director actually received an improper benefit or profit in money, property or services or the director's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. While it may limit stockholder actions against the directors of the Company for various acts of misfeasance, the provision is designed to ensure that the ability of the Company's directors to exercise their best business judgment in managing the Company's affairs, subject to their continuing fiduciary duties to the Company and its stockholders, is not unreasonably impeded by exposure to potentially high personal costs or other uncertainties of litigation.

Future Sales Of Common Stock

         Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. Pursuant to its Articles, the Company has the authority to issue additional shares of Common Stock and Preferred Stock. The issuance of such shares could result in the dilution of the voting power of Common Stock purchased in this Offering. See "Description of Securities."

Dilution To Shareholders By Issuance Of Preferred Shares

          The Company's Articles and Bylaws provide that the Company may issue shares of preferred stock without approval of the Company's shareholders. The terms and preferences of any class of preferred stock, including conversion of preferred shares into shares of the Company's common stock and preferred rights to the assets of the Company upon liquidation, may be determined by the Company's Board of Directors. Such terms and preferences may result in more shares of the Company's common stock being issued, which would have a dilative effect on any common shares or warrants not protected by anti-dilution provisions. Such terms and preferences may otherwise adversely affect holders of the Company's common stock. See "Description of Securities."

No Dividends

         The Company has not paid any dividends on its Common Stock and does not intend to pay dividends in the foreseeable future. See "Dividend Policy."

Indemnification Of Management

         The Company's Articles, consistent with Maryland law, provide that the Company will indemnify and advance expenses to any director, officer, employee or agent of the Company who is, or is threatened to be made, a party to any action, suit or proceeding. Such indemnification would cover the cost of attorney's fees as well as any judgment, fine or amounts paid in settlement of such action provided that the indemnified party meets certain standards of conduct necessary for indemnification under applicable law. Such indemnity may or may not be covered by officer and director liability insurance and could result in an expense to the Company even if such person is not successful in the action. This provision is designed to protect such persons against the costs of litigation which may result from his or her actions on behalf of the Company.

                      SELECTED FINANCIAL AND OPERATING DATA


         The following selected financial and operating data should be read in conjunction with the Company's financial statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-KSB for the Twelve Months Ended December 31, 1997 (the "Annual Report") and its Quarterly Reports on Form 10-QSB for the Three Months Ended March 31, 1998, for the Six Months Ended June 30, 1998 and for the Nine Months Ended September 30, 1998 incorporated by reference herein. The balance sheet data and statement of operations data as of and for the years ended December 31, 1997 and 1996 are derived from financial statements of the Company, incorporated by reference herein, that have been audited by PricewaterhouseCoopers LLP, independent accountants. The balance sheet data and statement of operations data as of and for the years ended December 31, 1995, 1994 and 1993 are derived from financial statements of the Company that are not included in the Annual Report. The balance sheet data as of September 30, 1998 and the statement of operations data for the six months ended September 30, 1998 and 1997 are derived from unaudited financial statements included in the September 30, 1998 10-QSB.



                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,                               YEAR ENDED DECEMBER 31,
                                         ---------------------------       -----------------------------------------------------
                                            1998             1997            1997         1996     1995       1994        1993
                                         ------------     -----------      ---------    --------  -------    -------   ---------
                                         (unaudited)      (unaudited)
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AND BARREL DATA)
STATEMENT OF OPERATIONS DATA:
Sales.................................      $ 4,213         $ 2,214        $ 3,287     $ 1,872   $ 1,832    $ 1,186   $   106
Excise taxes..........................          490             305            209         152        87         59         4
Cost of sales.........................        2,851           1,941          2,838       1,743     1,253        847        89
Gross profit (loss)...................          872             (32)           240         (23)      492        280        13
Selling, general and administrative
   expenses...........................        2,666           2,664          4,622       2,631       831        485       259
Minority Interest.....................            5              --             --          --        --         --        --
Write-off of net deferred
   public relations costs.............        1,089              --             --          --        --         --        --
Loss from operations..................       (2,888)         (2,696)        (4,382)     (2,655)     (339)      (206)     (246)
Interest expense (income), net........          420             204            140         (29)      (79)       (52)      (11)
Other (income) expense ...............          100            (136)          (158)        --         42          5        (1)
(Loss) income before income taxes.....       (3,407)         (2,764)        (4,363)     (2,625)     (376)      (253)     (258)
Provision for income taxes............           --              --             --          --       (17)       (17)       --
Net (loss)............................       (3,407)         (2,764)        (4,363)     (2,625)     (359)      (270)     (258)
Preferred stock dividend
   requirements.......................         (276)         (2,283)        (3,612)         --        --         --        --
Net loss attributable to Common
   Stockholders.......................       (3,683)         (5,047)        (7,975)     (2,625)     (359)      (270)     (258)
BASIC AND DILUTED LOSS PER SHARE:
Net loss before Preferred Stock
   Dividend Requirements..............        (0.36)          (1.23)         (1.59)      (1.45)    (0.30)     (0.24)    (0.29)
Preferred Stock Dividend
   Requirements.......................        (0.03)          (1.02)         (1.32)         --        --         --        --
Net loss per Common Share.............        (0.39)          (2.25)         (2.91)      (1.45)    (0.30)     (0.24)    (0.29)
Shares used in per share
   calculation(1).....................        9,347           2,239          2,742       1,805     1,205      1,122       887
OPERATING DATA (IN BARRELS)(2):
Barrels sold..........................       23,800          12,277         17,300      10,910    10,031      6,436       660
Net sales per barrel sold.............      $156.42         $155.50        $177.90     $162.32   $173.96    $175.11   $154.55
Gross profit per barrel sold..........      $ 36.63         $ (2.59)       $ 13.90     $  2.47   $ 49.05    $ 43.51   $ 19.70
BALANCE SHEET DATA:
Working Capital (deficit).............        2,321           1,556          2,373           2     (199)       (53)       (5)
Total assets..........................       13,738          11,336         13,401       4,766     1,659      1,316       723
Long-term debt, net of current
  portion.............................          940           2,219          4,726       1,683       373        481       315
Stockholders' equity..................        7,004           4,923          7,268       1,823       581        394       323



(1) See Note 2 of the Notes to the Financial Statements in the Annual Report and Note 7 of the Notes to the Financial Statements in the September 30, 1998 10-QSB for an explanation of shares used in computing net loss per share.

(2) A barrel is equivalent to 31 gallons, two domestic kegs or 13.8 cases of twenty-four 12 ounce bottles of beer. All barrels sold data is as of the end of period.

                          MARKET PRICE OF COMMON STOCK


         The Company's Common Stock has been listed on the Automated Quotation System of the NASDAQ Small-Cap Market under the symbol "BLUE" since March 11, 1996. As of December 14, 1998, the last sale price as reported on NASDAQ was $.406 per share.


         The following table sets forth the high and low bid prices for the Common Stock as reported on NASDAQ for each quarter since March 11, 1996, the closing date of the Company's initial public offering, for the periods indicated. Such information reflects inter dealer prices without retail mark-up, mark down or commissions and may not represent actual transactions.


                                QUARTER ENDED                                        HIGH              LOW
----------------------------------------------------------------------------     ---------           ---------
March 31, 1996..............................................................       7 1/4               5 1/4
June 30, 1996...............................................................       5 3/4               4 7/8
September 30, 1996..........................................................       5 1/4               4 1/4
December 31, 1996...........................................................       5 1/8               3 7/8
March 31, 1997..............................................................       4 5/8               4 1/8
June 30, 1997...............................................................       4 5/8               2 3/4
September 30, 1997..........................................................       2 11/16             2
December 31, 1997...........................................................       2 3/32              1 9/16
March 31, 1998..............................................................       2 19/32              27/32
June 30, 1998...............................................................       2 14/32             1
September 30, 1998..........................................................       1 3/32               21/32


         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

         As of September 30, 1998, there were approximately 400 record holders of Company Common Stock.


                               REGISTRATION RIGHTS

         In connection with the Company's private placement of $500,000 aggregate stated value of Series F Preferred Stock on September 3, 1998, and the issuance of an additional $500,000 aggregate stated value of Series F Preferred Stock on July 29, 1998 in exchange for 573,476 shares of Common Stock, pursuant to the terms of those two certain subscription agreements dated as of September 3, 1998 by and between the Company and each of Austost Austalt Schaan and Balmore Funds S.A. (the "Subscription Agreements"), the Company is obligated to cause this registration statement to be filed by October 3, 1998 and to become effective by December 2, 1998. The Company is further obligated to register and qualify the registerable shares under such state securities laws as the Selling Stockholders may reasonably request. The Company will bear the reasonable expenses of the registration and qualification of the shares under the Securities Act and state securities laws other than any underwriting discounts and commissions and the expenses of counsel for the Selling Stockholders.

         If the Registration Statement is not filed by October 3, 1998 or is not effective by December 2, 1998, then the Company must make payments to the Selling Stockholders in such amounts and at such times as determined pursuant to
Section 10.2(j) of the Subscription Agreements, which states that the amount to be paid by the Company to the Selling Stockholders shall be equal to three (3%) percent per month of the purchase price paid by the Selling Stockholders for the Series F Preferred Stock. Thus, if the registration statement is not effective by December 2, 1998, then for the period from December 2, 1998 to January 2, 1999, the Company must pay to the Selling Stockholders a penalty of $30,000. If the registration statement still is not effective on January 2, 1999, then for the period from January 2, 1999 to February 2, 1999, the Company must pay to the Selling Stockholders an additional penalty of $30,000, and so on.

         In connection with the Company's private placement of $500,000 aggregate stated value of Series G Preferred Stock and pursuant to the terms of those certain subscription agreements by and between the Company and each of The Augustine Fund L.P., Jimmy Dean Douda, Congregation Beth Moredechai and Berktek Inc., in the event the shares of Common Stock issuable upon conversion of the Series G Preferred Stock (the "Series G Conversion Shares") are not subject to an effective registration statement on Form S-3 filed under the Securities Act, the Company is obligated to file a registration statement on Form S-3 covering the sale of the Series G Conversion Shares on or before January 19, 1999 and to use its best efforts to cause such registration statement to become effective on or before March 20, 1999. In the event (a) the Company does not file a registration statement under the Securities Act covering the Common Stock issuable upon conversion of the Series G Preferred Stock within 60 days of November 20, 1998 (the "Closing Date"), (b) the registration statement is not declared effective within 120 days of the Closing Date or (c) the Company does not issue the Series G Conversion Shares in a timely fashion, the conversion rate for the Series G Preferred Stock shall be adjusted to increase the number of shares of Common Stock issuable by 5% in each case. The Series G Conversion Shares are subject to this registration statement.


         In connection with the Company's private placement of Series F Preferred Stock, the Company also issued to the placement agents and certain of their affiliates Warrants to purchase 200,000 shares of Common Stock, of which Warrants to purchase 100,000 shares of Common Stock are exercisable at a price of $.98125 per share and Warrants to purchase 100,000 shares of Common Stock are exercisable at a price of $.75 per share. All of such Warrants are exercisable for a period of three (3) years from the date of issuance. The Company is required to prepare and file a registration statement under the Securities Act for the number of shares of Common Stock issuable upon the exercise of the above Warrants. Timely filing of the registration statement has been made.


         In connection with the Company's private placement of Series G Preferred Stock, the Company also issued to the placement agent Warrants to purchase 100,000 shares of Common Stock, of which Warrants to purchase 50,000 shares of Common Stock are exercisable at a price of $.50 per share and Warrants to purchase 50,000 shares of Common Stock are exercisable at a price of $1.00 per share. All of such Warrants are exercisable for a period of three (3) years from the date of issuance. The Company is required to prepare and file a registration statement under the Securities Act for the number of shares of Common Stock issuable upon the exercise of the above Warrants. Timely filing of the registration statement has been made.



         The Company is required to register the 80,000 shares of Common Stock owned by Brimstone Brewing Company ("Brimstone") pursuant to the terms of the Company's agreement with Brimstone.


                  USE OF PROCEEDS FROM SALE OF PREFERRED STOCK

         None of the proceeds from the sale of the Common Stock registered hereunder will accrue to the Company.

         Through private placement, the Company has obtained $500,000 of financing (before the payment of fees and other expenses of such private placement) from the sale of $500,000 in aggregate stated value of the Series F Preferred Stock. An additional $500,000 in aggregate stated value of the Series F Preferred Stock was issued by the Company in exchange for 573,476 shares of its Common Stock.

         Through private placement, the Company has obtained $500,000 of financing (before the payment of fees and other expenses of such private placement) from the sale of $500,000 in aggregate stated value of the Series G Preferred Stock.


         The Company intends to apply the net proceeds of the sale of the Series F Preferred Stock and the sale of the Series G Preferred Stock for working capital purposes.

                  SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

         The Selling Stockholders whose shares of Common Stock are issuable upon conversion of the Series F Preferred Stock (the "Series F Conversion Shares") are Austost Anstalt Schaan ("Austost") and Balmore Funds S.A. ("Balmore"). Austost is a Lichtenstein corporation with a principal place of business at 7440 Fuerstentum, Lichtenstein, Landstrasse 163. Balmore is a British Virgin Islands corporation with a principal place of business at P.O. Box 4603, Zurich, Switzerland. Neither Austost nor Balmore has a domestic agent for service of process. Neither Austost nor Balmore has any affiliation with the Company or its officers, directors, promoters or principal shareholders.

         It may be difficult for United States investors to effect service within the United States upon Austost and/or Balmore and their respective officers and directors, or to realize in the United States upon judgments rendered against Austost and/or Balmore and their respective officers and directors by courts of the United States predicated upon civil liabilities under the Securities Act of 1933 ("Securities Act") or state securities law.

         As of the date of this Prospectus, Austost owned $500,000 aggregate stated value of the Series F Preferred Stock. Upon conversion of its Series F Preferred Stock, Austost will acquire shares of Common Stock on the basis set forth in the second following paragraph, provided however, that Austost can never own more that 4.99% of the outstanding shares of Common Stock.

         As of the date of this Prospectus, Balmore owned $500,000 aggregate stated value of the Series F Preferred Stock. Upon conversion of its Series F Preferred Stock, Balmore will acquire shares of Common Stock on the basis set forth in the following paragraph, provided however, that Balmore can never own more that 4.99% of the outstanding shares of Common Stock.

         The aggregate number of Series F Conversion Shares that may be offered and sold pursuant to this Prospectus by the Selling Stockholders will be determined by how many shares are issued upon conversion of the Series F Preferred Stock, which will be determined by the conversion price applicable to the Series F Conversion Shares. See "Description of Securities". The conversion price for a Series F Conversion Share will be the lesser of: (i) 90% of the closing bid price of the Common Stock for September 2, 1998 (the trading day immediately prior to payment by the Selling Stockholders for the Series F Preferred Stock) or $.70 (the "Series F Closing Conversion Price"), or (ii) 80% of the average of the three lowest closing bid prices of the Common Stock for the seven trading days prior to, but not including the first calendar day of the month during which, the date a notice of conversion is given to the Company by the holders of the Series F Preferred Stock (the "Three Day Average Conversion Price").


         The Selling Stockholders whose shares of Common Stock are issuable upon conversion of the Series G Preferred Stock (the "Series G Conversion Shares") are The Augustine Fund L.P. ("Augustine"), Mr. Dean Dowda ("Dowda"), Congregation Beth Mordechai ("CMB") and Berktek, Inc. ("Berktek"). Augustine is an Illinois limited partnership with a principal place of business at 141 W. Jackson Boulevard, #2182, Chicago, Illinois 60604. Dowda is an individual with an address at 1982 Shannon Lane, Apopka, Florida 32703. CMB is a religious organization with an address at 1074 46th Street, Brooklyn, New York 11219. Berktek is a New York corporation with a principal place of business at 1654 East 3rd Street, Brooklyn, New York 11230. Neither Augustine, Dowda, CMB nor Berktek has any affiliation with the Company or its officers, directors, promoters or principal shareholders.

         The aggregate number of Series G Conversion Shares that may be offered and sold pursuant to this Prospectus by the Selling Stockholders will be determined by how many shares are issued upon conversion of the Series G Preferred Stock, which will be determined by the conversion price applicable to the Series G Conversion Shares. See "Description of Securities". The conversion price for a Series G Conversion Share will be the lesser of: (i) seventy (70%) percent of the average closing bid price of the Common Stock for the five trading days immediately prior to the conversion date (the "Five Day Average Conversion Price") or (ii) seventy-five (75%) percent of the closing bid price of the Common Stock on November 20, 1998 reported in the Nasdaq SmallCap Market System (or $.46) (the "Series G Closing Conversion Price"). Using a Conversion Price of $.385, the aggregate number of Series G Conversion Shares issued upon conversion of the Series G Preferred Stock would be 1,298,701.


         This Prospectus also relates to the offer and sale of 200,000 shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares"). The Warrants are held by AIBC Investment Services Corp., Hunter Singer, Joseph Donohue, Mark Angelo, Max Rockwell, May Davis Group and Libra Finance S.A. Such persons hold 12,000 Warrants, 12,000 Warrants, 10,000 Warrants, 10,000 Warrants, 10,000 Warrants, 6,000 Warrants and 140,000 Warrants, respectively. Fifty (50%) percent of each such person's Warrants are exercisable at a price of $.98125 per share until July 29, 2001, and the other fifty (50%) percent of each such person's Warrants are exercisable at a price of $.75 per share until September 3, 2001.


         This Prospectus also relates to the offer and sale of 100,000 shares of Common Stock issuable upon exercise of warrants issued to World Capital Funding Inc. Such warrants were issued on November 20, 1998, with 50,000 of such warrants exercisable at a price of $.50 per share and 50,000 of such warrants exercisable at a price of $1.00 per share. Such warrants are exercisable for a period of three (3) years from the date of issuance.

         This Prospectus also relates to the offer and sale of 80,000 shares of Common Stock held by Brimstone Brewing Company ("Brimstone"). Such shares were issued to Brimstone in January, 1998 in connection with the Company's purchase of certain assets from Brimstone.

         The Company has agreed to register the public offering of the Selling Stockholder's shares of Common Stock under the Securities Act and to pay all expenses in connection therewith other than brokerage commissions and discounts in connection with the sale of the Series F Conversion Shares and Series G Conversion Shares and the expenses of counsel.

         The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of the Selling Stockholders as of September 30, 1998, the number of shares which may be offered for resale pursuant to this Prospectus of Common Stock and the number of shares owned beneficially by each of the Selling Stockholders after the offering. Such shares will be issued and outstanding only following (i) the conversion of the Series F Preferred Stock into shares of Common Stock, (ii) the conversion of the Series G Preferred Stock into shares of Common Stock, and (iii) the exercise of the Warrants to purchase shares of Common Stock, as the case may be.

         For the purpose of calculating the number of shares of Common Stock beneficially owned by the Selling Stockholders, the number of shares of Common Stock calculated to be issuable in connection with the conversion of the Series F Preferred Stock is based upon the contractual obligation of the Company under the subscription agreements with the purchasers of the Series F Preferred Stock to register 57,000 shares of Common Stock for each $10,000 of stated value of the Series F Preferred Stock sold to such purchasers for cash (or $500,000 stated value in the aggregate). The Certificate of Designation for the Series F Preferred Stock provides however that the actual conversion price to be utilized in connection with the conversion of the Series F Preferred Stock shall be equal to the lesser of: (i) the Series F Closing Conversion Price and (ii) the Three Day Average Conversion Price. The actual number of shares issuable upon conversion of the Series F Preferred Stock cannot be predicted at this time insofar as it shall be based, among other things, on either the Series F Closing Conversion Price or the Three Day Average Conversion Price and on the future market price of the Common Stock. The use of such hypothetical number of shares of Common Stock is not intended to constitute a prediction as to the number of shares of Common Stock into which the Series F Preferred Stock will be converted.

         For the purpose of calculating the number of shares of Common Stock beneficially owned by the Selling Stockholders, the number of shares of Common Stock calculated to be issuable in connection with the conversion of the Series G Preferred Stock is based upon the shares of Common Stock which would have been issued on December 1, 1998 upon the conversion of the $500,000 aggregate stated value of the Series G Preferred Stock at a conversion price of $.385 per share. The Certificate of Designation for the Series G Preferred Stock provides however that the actual conversion price to be utilized in connection with the conversion of the Series G Preferred Stock shall be equal to the lesser of: (i) the Series G Closing Conversion Price and (ii) the Five Day Average Conversion Price. The calculation of the total number of shares of Common Stock to be offered by the holders of the Series G Preferred Stock however is a hypothetical estimate based upon the shares of Common Stock issuable upon conversion of the full $500,000 aggregate stated value of the Series G Preferred Stock at a conversion price of $.385. The actual number of shares issuable upon conversion of the Series G Preferred Stock cannot be predicted at this time insofar as it shall be based, among other things, on either the Series G Closing Conversion Price or the Five Day Average Conversion Price and on the future market price of the Common Stock. The use of such hypothetical number of shares of Common Stock is not intended to constitute a prediction as to the number of shares of Common Stock into which the Series G Preferred Stock will be converted.


         The information included below is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock offered under this Prospectus will be sold.


                                              SHARES OF                               SHARES OF
                                            COMMON STOCK        SHARES OF           COMMON STOCK
                                            BENEFICIALLY         COMMON             BENEFICIALLY
                                           OWNED PRIOR TO      STOCK BEING           OWNED AFTER
                NAME                      OFFERING (1) (2)       OFFERED            OFFERING (3)        PERCENT (4)
---------------------------------------   ---------------     ------------          ------------        -----------
Austost Anstalt Schaan (5).............            0            1,425,000                  0                 0%
Balmore Funds S.A. (6).................            0            1,425,000                  0                 0
The Augustine Fund L.P. (7)............        519,481            519,481                  0                 0
Dean Dowda (8).........................        259,740            259,740                  0                 0
Congregation Beth Mordechai (9)........        259,740            259,740                  0                 0
Berktek, Inc. (10).....................        259,740            259,740                  0                 0
AIBC Investment Services Corp. (11)....         12,000             12,000                  0                 0
Hunter Singer (12).....................         12,000             12,000                  0                 0
Joseph Donohue (13)....................         10,000             10,000                  0                 0
Mark Angelo (14).......................         10,000             10,000                  0                 0
Max Rockwell (15)......................         10,000             10,000                  0                 0
May Davis Group (16)...................          6,000              6,000                  0                 0
Libra Finance S.A. (17)................        140,000            140,000                  0                 0
World Capital Funding Inc. (18)........        100,000            100,000                  0                 0
Brimstone Brewing Company..............         80,000             80,000                  0                 0
                                               -------         ----------                  -                 -

Total                                        1,678,701          4,528,701                  0                 0

* Less than 1%.

(1) Each of the parties listed has sole voting and investment power with respect to all shares of Common Stock indicated.
(2) Beneficial ownership is calculated in accordance with Rule 13-d-3(d) under the Exchange Act. The ownership of the shares deemed to be held by Austost Anstalt Schaan and Balmore Funds S.A., due to their ownership of $1,000,000 aggregate stated value of the Series F Preferred Stock is not reflected due to their contractual obligations to the Company pursuant to which they

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)


are not entitled to convert any shares of Series F Preferred Stock to the extent that after such conversion the number of shares of Common Stock beneficially owned by them and their respective affiliates exceeds 4.99% of the outstanding Common Stock. The actual number of shares shown as beneficially owned is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors that cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock and whether the actual conversion price is based upon the Series F Closing Conversion Price or the Three Day Average Conversion Price in the case of the Series F Preferred Stock, and whether the actual conversion price is based on the Series G Closing Conversion Price or the Five Day Average Conversion Price, in the case of the Series G Preferred Stock. See "Description of Securities".

(3)  Assumes the sale of all shares offered hereby.
(4)  Based upon 18,775,393 shares outstanding.
(5) The listed Selling Stockholder holds outstanding 500 shares of the Series F Preferred Stock convertible into shares of Common Stock based upon a conversion price equal to the lesser of the Series F Closing Conversion Price or the Three Day Average Conversion Price. The number of shares shown as being offered in the table is based upon the contractual obligation of the Company under the subscription agreements with the purchasers of the Series F Preferred Stock to register 57,000 shares of Common Stock for each $10,000 of stated value of the Series F Preferred Stock sold to such purchasers for cash (or $500,000 stated value in the aggregate). The actual number of shares of Common Stock issued upon conversion of the Series F Preferred Stock will be based upon the actual conversion price at the time of conversion. Notwithstanding the foregoing, the Selling Stockholder can convert Series F Preferred Stock into Common Stock only to the extent the number of shares issued thereby, combined with the number of shares already held by it and its affiliates, would not exceed 4.99% of the outstanding Common Stock. The listed Selling Stockholder also owns 180 shares of the Series E Preferred Stock of the Company.
(6) The listed Selling Stockholder holds outstanding 500 shares of the Series F Preferred Stock convertible into shares of Common Stock based upon a conversion price equal to the lesser of the Series F Closing Conversion Price or the Three Day Average Conversion Price. The number of shares shown as being offered in the table is based upon the contractual obligation of the Company under the subscription agreements with the purchasers of the Series F Preferred Stock to register 57,000 shares of Common Stock for each $10,000 of stated value of the Series F Preferred Stock sold to such purchasers for cash (or $500,000 stated value in the aggregate). The actual number of shares of Common Stock issued upon conversion of the Series F Preferred Stock will be based upon the actual conversion price at the time of conversion. Notwithstanding the foregoing, the Selling Stockholder can convert Series F Preferred Stock into Common Stock only to the extent the number of shares issued thereby, combined with the number of shares already held by it and its affiliates, would not exceed 4.99% of the outstanding Common Stock. The listed Selling Stockholder also owns 180 shares of the Series E Preferred Stock of the Company.

(7) The listed Selling Stockholder holds outstanding 200 shares of the Series G Preferred Stock convertible into shares of Common Stock based upon a conversion price equal to the lesser of the Series G Closing Conversion Price or the Five Day Average Conversion Price. The number of shares shown as being offered in the table is a hypothetical amount based upon the shares of Common Stock issuable upon conversion of such 200 shares of the Series G Preferred Stock at a conversion price of $.385.
(8) The listed Selling Stockholder holds outstanding 100 shares of the Series G Preferred Stock convertible into shares of Common Stock based upon a conversion price equal to the lesser of the Series G Closing Conversion Price or the Five Day Average Conversion Price. The number of shares shown as being offered in the table is a hypothetical amount based upon the shares of Common Stock issuable upon conversion of such 100 shares of the Series G Preferred Stock at a conversion price of $.385.
(9) The listed Selling Stockholder holds outstanding 100 shares of the Series G Preferred Stock convertible into shares of Common Stock based upon a conversion price equal to the lesser of the Series G Closing Conversion Price or the Five Day Average Conversion Price. The number of shares shown as being offered in the table is a hypothetical amount based upon the shares of Common Stock issuable upon conversion of such 100 shares of the Series G Preferred Stock at a conversion price of $.385.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)


(10) The listed Selling Stockholder holds outstanding 100 shares of the Series G Preferred Stock convertible into shares of Common Stock based upon a conversion price equal to the lesser of the Series G Closing Conversion Price or the Five Day Average Conversion Price. The number of shares shown as being offered in the table is a hypothetical amount based upon the shares of Common Stock issuable upon conversion of such 100 shares of the Series G Preferred Stock at a conversion price of $.385.

(11) The listed Selling Stockholder holds Warrants to purchase 12,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.
(12) The listed Selling Stockholder holds Warrants to purchase 12,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.
(13) The listed Selling Stockholder holds Warrants to purchase 10,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.

(14) The listed Selling Stockholder holds Warrants to purchase 10,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(15) The listed Selling Stockholder holds Warrants to purchase 10,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.
(16) The listed Selling Stockholder holds Warrants to purchase 6,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.
(17) The listed Selling Stockholder holds Warrants to purchase 140,000 shares of the Common Stock. Fifty (50%) percent of such Warrants were issued as of July 29, 1998 and are exercisable at a price of $.98125 per share, and the remaining fifty (50%) percent of such Warrants were issued as of September 3, 1998, and are exercisable at a price of $.75 per share. Such Warrants are exercisable in each case for a period of three (3) years from the date of issuance.

(18) The listed Selling Stockholder holds Warrants to purchase 100,000 shares of Common Stock which were issued on November 20, 1998, with 50,000 of such warrants exercisable at a price of $.50 per share and 50,000 of such warrants exercisable at a price of $1.00 per share. Such Warrants are exercisable for a period of three (3) years from the date of issuance.


         The Selling Stockholders' shares of Common Stock may be offered and sold from time to time as market conditions permit, provided that a registration statement covering such shares is effective at the time of such offer and/or sale. Under Section 10(a)(3) of the Securities Act of 1933, as amended, when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein must be as of a date not more than 16 months prior to such use.

         The Selling Stockholders' shares of Common Stock may be offered and sold in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Selling Stockholders' shares of Common Stock may be sold by one or more of the following methods, without limitation: (i) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its accounts pursuant to this Prospectus; (iii) ordinary brokerage transactions and transactions in which the broker solicits purchases; and (iv) transactions between sellers and purchasers without a broker or dealer. In effecting sales, brokers or dealers engaged by Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers and dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales.

                            DESCRIPTION OF SECURITIES


COMMON STOCK

         The Company's Amended and Restated Articles of Incorporation authorize the issuance of 19,000,000 shares of Common Stock, $.00004 par value per share, of which 13,905,393 shares were outstanding as of September 30, 1998. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

         The transfer agent for the Common Stock is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

PREFERRED STOCK

         The Company's Amended and Restated Articles of Incorporation also authorize the issuance of 1,000,000 shares of preferred stock, $.01 par value, of which 1,828 shares of Series A Preferred, 0 shares of Series B Preferred, 829 shares of Series C Preferred, 218 shares of Series D Preferred, 3,000 shares of Series E Preferred, 1,000 shares of Series F Preferred and 500 shares of Series G Preferred are outstanding. The Preferred Stock is convertible into shares of common stock. The holders of Series A Preferred are senior to the Common Stock with respect to dividend rights and are entitled to a liquidation preference of $500 per share. The holders of Series C and Series D Preferred have a liquidation preference of $1,000 per share over the Common Stock and Series A Preferred. The holders of Series E Preferred have a liquidation preference of $1,300 per share. The annual dividend rate for the Series A and Series E Preferred is $40.00 per share per annum, and the annual dividend rate for the Series C and Series D Preferred is $80.00 per share, when, as and if declared by the Company's Board of Directors. Full dividends must be paid or set aside on the Series A, Series C, Series D and Series E Preferred Stock before dividends may be paid or set aside on the Company's Common Stock. The Company has the option to pay dividends on the Series C, Series D and Series E Preferred by the issuance of Common Stock valued at the then effective conversion rate of the Series C and Series D Preferred Stock. All dividend payments will be subordinated to the Company's debt obligations, and will be subject to the prior approval of First Union and the Company's other future lenders.


         The holders of the Series F Preferred have a liquidation preference of $1,000 per share over the Common Stock. The Series F Preferred is not redeemable except with the written consent of the holders thereof. The shares of the Series F Preferred are not entitled to receive dividends unless declared by the Company.

         The holders of the Series G Preferred have a liquidation preference of $1,000 per share over the Common Stock. The Company has the right to redeem all of the then outstanding shares of the Series G Preferred at 110% of their liquidation amount within sixty (60) days of November 20, 1998; provided, however, that the Series G Preferred is not redeemable except with the written consent of the holders thereof. The shares of the Series G Preferred are entitled to receive a dividend of $40.00 per share per annum. Such dividend may be paid in cash or in shares of Common Stock, at the option of the Company.

         The Company does not expect to declare or pay such dividends in the foreseeable future. The Company may issue additional preferred stock in the future. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

         The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. Issuance of additional Common Stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the Common Stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's Common Stock or any other series of preferred stock which the Company may issue. The Board of Directors may issue additional preferred stock in future financings.

         The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Maryland law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                                 DIVIDEND POLICY

         The Company has not paid any cash or other dividends on its Common Stock since its inception and does not anticipate paying any such dividends in the foreseeable future. The Company intends to retain any earnings for use in the Company's operations and to finance the expansion of its business. See "Risk Factors--No Dividends."

                                  LEGAL MATTERS


         The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Elias, Matz, Tiernan & Herrick, L.L.P.


                                     EXPERTS

         The financial statements of the Company as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996, incorporated by reference in this Prospectus from the Annual Report, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

===============================================================================


         NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO AN OFFER TO BUY THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                          -----------------------------

                                TABLE OF CONTENTS


                                                                        PAGE
                                                                        ----
                   Additional Information..........................       3
                   Indemnification.................................       3
                   Prospectus Summary..............................       5
                   Risk Factors....................................       6
                   Selected Financial and Operating Data...........      18
                   Market Price of Common Stock....................      19
                   Registration Rights.............................      19
                   Use of Proceeds from Sale of Preferred Stock....      20
                   Selling Stockholders and Plan of Distribution...      21
                   Description of Securities.......................      27
                   Dividend Policy.................................      28
                   Legal Matters...................................      28
                   Experts.........................................      28



===============================================================================

                              FREDERICK BREWING CO.
                                     PART II

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


Filing fee under the Securities Act of 1933.....................................          $ 542.40
Blue Sky qualification fees and expenses(1).....................................             1,000
Printing and engraving(1).......................................................             1,000
Legal Fees(1)...................................................................            25,000
Accounting Fees(1)..............................................................             3,000
Miscellaneous(1)................................................................          4,457.60
                                                                                          --------


         TOTAL..................................................................           $35,000
                                                                                           =======

-------------------
(1) Estimates

ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Frederick Brewing Co. is a Maryland corporation. Section 2-405.1 of the Maryland General Corporation Law (the "MGCL") states:

              PROSPECTUS

                  "(c) A person who performs his duties in accordance with the standard provided in this section shall have the immunity from liability described under Section 5-248 of the Courts and Judicial Proceedings Article."

         Section 5-348 of the Maryland Courts and Judicial Proceedings article states:

                  "A person who performs the duties of that person in accordance with the standard provided under Section 2- 405.1 of the Corporations and Associations Article has no liability by reason of being or having been a director of a corporation."

         Section 2-418 of the MGCL states:

                  "(a) In this section the following words have the meaning indicated.

                  (1) "Director" means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan.

                  (2) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

                  (3) "Expenses" include attorney's fees.

                  (4) "Official capacity" means the following:

                           (i) When used with respect to a director, the office
                  of director in the corporation; and

                           (ii) When used with respect to a person other than a
                  director as contemplated in subsection (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

                           (iii) "Official capacity" does not include service
                  for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

                  (5) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

                  (6) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether the civil, criminal, administrative, or investigative.

                  (b)(1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:

                           (i) The act or omission of the director was material
                  to the matter giving rise to the proceeding; and

                                    1. Was committed in bad faith; or

                                    2. Was the result of active and deliberate
                                       dishonesty; or

                           (ii) The director actually received an improper
                  personal benefit in money, property, or services; or

                           (iii) In the case of any criminal proceeding, the
                  director had reasonable cause to believe that the act or omission was unlawful.

                  (2)(i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

                           (ii) However, if the proceeding was one by or in the
                  right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

                  (3)(i) The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

                           (ii) The termination of any proceeding by conviction,
                  or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet that standard of conduct.

                  (c) A director may not be indemnified under subsection (B) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that person benefit was improperly received.

                  (d) Unless limited by the charter:

                  (1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection
         (B) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding.

                  (2) A court of appropriate jurisdiction upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:

                           (i) If it determines a director is entitled to
                  reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

                           (ii) If it determines that the director is fairly and
                  reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) shall be limited to expenses.

                  (3) A court of appropriate jurisdiction may be the same court in which the proceeding involving the director's liability took place.

                  (e)(1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

                  (2) Such determination shall be made:

                           (i) By the board of directors by a majority vote of a
                  quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

                           (ii) By special legal counsel selected by the board
                  of directors or a committee of the board by vote as set forth in subparagraph (i) of this paragraph, or, if the requisite quorum of the full board cannot be obtained therefor and the committee cannot be established, by a majority vote of the full board in which director who are parties may participate;

                  or

                           (iii) By the stockholders.

                  (3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in subparagraph (ii) of paragraph (2) of this subsection for selection of such counsel.

                  (4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.

                  (f)(1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of:

                           (i) A written affirmation by the director of the
                  director's good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

                           (ii) A written undertaking by or on behalf of the
                  director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met,

                  (2) The undertaking required by subparagraph (ii) of paragraph
         (1) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

                  (3) Payments under this subsection shall be made as provided by the charter, bylaws, or contract or as specified in subsection (e) of this section.

                  (g) The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

                  (h) This section does not limit the corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

                  (i) For purposes of this section:

                  (1) The corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance of the director's duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan;

                  (2) Excises taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fines; and

                  (3) Action taken or omitted by the director with respect to an employee benefit plan in the performance of the director's duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

                  (j) Unless limited by the charter:

                  (1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d);

                  (2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

                  (3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors or contract.

                  (k)(1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

                  (2) A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.

                  (3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.

                  (l) Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholders' meeting or prior to the meeting."

         The Amended and Restated Articles of Incorporation of the Company also limit the liability of, and provide indemnification to, directors and officers of the Company. Article VIII of the Company's Article states:

                  "A. Limitation of Liability. No director who has performed his or her duties in accordance with the standard set forth in Section 2-405.1 of the MGCL (or any successor provision thereto) shall be personally liable to the Corporation or its stockholders for monetary damages for any act or omission by such director as a director; provided that a director's liability shall not be limited or eliminated to the extent that: (i) it is proved that the director actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (ii) a judgment or other final adjudication adverse to the director in entered in a proceeding based on a finding in the proceeding that the director's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. No amendment to or repeal of this Article VIII.A. shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

                  B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or employee benefit plan, against liability and expenses (including court costs and attorney's fees), judgments, fines, excise taxes and amounts paid in satisfaction, settlement or compromise actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent authorized by Section 2-418 of the MGCL or any successor provision thereto.

                  C. Advancement of Expenses. Reasonable expenses incurred by a director, officer, employee or agent of the Corporation in defending a civil or criminal action, suit or proceeding described in Article VIII.B. shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors only upon receipt of written affirmation by or on behalf of such person of his good faith belief that he has met the standard of conduct necessary for indemnification under relevant law and a written undertaking to repay such amount if it shall ultimately be determined that the person has not met that standard.

                  D. Other Rights and Remedies. The indemnification provided by this Article VIII shall not be deemed to exclude any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Corporation's Articles of Amendment, any insurance or other agreement, trust fund, letter of credit, surety bond, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person; provided that no indemnification shall be made to or on behalf of an individual if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action as adjudicated and (I) were committed in bad faith; or (ii) were the result of active and deliberate dishonesty; or (iii) the director actually received an improper personal benefit in money, property or services; or (iv) in the case of any criminal proceedings, the director had reasonable cause to believe that the act or omission was unlawful; provided, however, that a director who has been successful, on the merits or otherwise, in the defense of proceedings referred to under clauses (I) through (iv) above, may still be indemnified as to reasonable expenses actually incurred by such person in connection with the proceeding as to approved by a disinterested majority of the Board of Directors.

                  E. Insurance. Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or another enterprise or employee benefit plan, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or the MGCL.

                  F. Modification. The duties of the Corporation to indemnify and to advance expenses to a director, officer, employee or agent provided in this Article VIII shall be in the nature of a contract between the Corporation and each such director, officer, employee or agent and no amendment or repeal of any provision of this Article VIII shall alter, to the detriment of such director, officer, employee or agent, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

                  G. Proceedings Initiated by Indemnified Persons. Notwithstanding any other provision of this Article VIII, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated by (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a disinterested majority of the directors then in office."

         Article X of the Company's Bylaws states:

                  "(a) A director of the Corporation shall not be personally liable for monetary damages for action taken, or any failure to take action, as a director, to the extent set forth in the Corporation's Amended and Restated Articles of Incorporation, which provisions are incorporated herein with the same affect as if they were set forth herein.

                  (b) The Corporation shall indemnify any person who is a director, officer, employee or agent of the Corporation to the extent set forth in the Corporation's Amended and Restated Articles of Incorporation, which provisions are incorporated herein with the same affect as if they were set forth herein."

         In addition, the Company intends to obtain a directors and officers liability insurance policy relating to certain actions or omissions which may be taken, or omitted to be taken, by the directors and officers of the Company, as well as a policy which insures against error and omissions in the offering documents relating to the offer and sale of the Common stock to the public.

ITEM 16. EXHIBITS

The exhibits attached hereto are as follows:

      EXHIBIT
      NUMBER         DESCRIPTION
-----------------------------------------------------------------------------------------------------------------------------------

  3(1)               --   Amended and Restated Articles of Incorporation(1),(10)
       (i)           --   Articles Supplementary with respect to Series A Convertible Preferred Stock;(2)
       (ii)          --   Articles Supplementary with respect to Series B Convertible Preferred Stock;(2)
       (iii)         --   Articles Supplementary with respect to Series C Convertible Preferred Stock;(3)
       (iv)          --   Articles Supplementary with respect to Series D Convertible Preferred Stock;(4)
       (v)           --   Articles Supplementary with respect to Series E Convertible Preferred Stock;(10)
       (vi)          --   Articles Supplementary with respect to Series F Convertible Preferred Stock.(12)
       (vii)         --   Articles Supplementary with respect to Series G Convertible Preferred Stock (12)
  3(2)               --   Amended and Restated Bylaws.(5)
  4                  --   Stock Certificate.(5)
  5                  --   Opinion of Elias, Matz, Tiernan & Herrick L.L.P., Counsel (12)
  10                 --   Material Contracts:
       (i)           --   Stock Option Agreement dated April 15, 1993 between the Company, Edward D. Scott, Kevin
                          E. Brannon, and Marjorie A. McGinnis;(5)*
       (ii)          --   Form of Shareholder Agreement;(5)
       (iii)         --   Form of Termination of Shareholder Agreement;(5)
       (iv)          --   Employment Agreement dated December 9, 1995 between the Company and Kevin E.
                          Brannon;(5)*
       (v)           --   Employment Agreement dated December 9, 1995 between the Company and Marjorie A.
                          McGinnis;(5)*
       (vi)          --   Employment Agreement dated December 9, 1995 between the Company and Steven T.
                          Nordahl;(5)*
       (vii)         --   Employment Agreement dated December 9, 1995 between the Company and Craig J.
                          O'Connor;(5)*
       (viii)        --   Employment Agreement dated February 20, 1993 between the Company and Steven
                          Tluszcz;(5)
       (ix)          --   Lease Agreement dated February 15, 1994 between the Company and Carroll Creek LLC;(5)
       (x)           --   Lease Agreement dated March 25, 1994 between the Company and Carroll Creek LLC;(2)
       (xi)          --   Addendum to the Agreement of Lease dated March 30, 1995 between the Company and
                          Carroll Creek LLC;(5)
       (xii)         --   Agreement of Lease dated January 21, 1993 between the Company, Kevin E. Brannon, and
                          South Carroll Street Partnership;(5)
       (xiii)        --   Letter lease dated January 18, 1995 between the Company and Frederick Produce
                          Company;(5)
       (xiv)         --   Form of Distribution Agreement;(5)
       (xv)          --   Letter from the Company dated October 30, 1993 to the Kronheim Company, Inc.;(5)

       EXHIBIT
       NUMBER         DESCRIPTION
-----------------------------------------------------------------------------------------------------------------------------------

        (xvi)         --   Non-employee Directors Stock Option Plan;(5)*
        (xvii)        --   1995 Stock Option Plan;(5)*
        (xviii)       --   Form of Promissory Note dated various dates from the Company to certain stockholders;(5)
        (xix)         --   Promissory Note dated June 18, 1994 between the Company and Dr. Nicholas Foris;(5)
        (xx)          --   Promissory Note dated March 18, 1994 between the Company and Dr. Nicholas Foris;(5)
        (xxi)         --   Contract Brewing Agreement dated December 12, 1995 by the Johnson Beer Company and the Company;(5)
        (xxii)        --   Promissory Note by the Company to FCNB Bank dated November 24, 1995 with a guarantee by Dr. Nicholas Foris;(5)
        (xxiii)       --   Agreement of Sale by and between the Company and SOPM Limited Partnership dated November 7, 1995;(5)
        (xxiv)        --   Assignment and Extension of Agreement of Sales by and between the Company and Blue II, LLC dated
                           December 19, 1995;(5)
        (xxv)         --   Letter of Intent for Build-to-Suit Light Industrial Space by and between the Company and Blue
                           II, LLC dated December 21, 1995;(5)
        (xxvi)        --   Resolutions adopted by the Maryland Industrial Development Financing Authority;(5)
        (xxvii)       --   Letter dated January 30, 1996 from the Maryland Economic Development Corp.;(5)
        (xxviii)      --   Letter dated January 30, 1996 from Ryan, Lee & Company, Inc.;(5)
        (xxix)        --   Letter dated January 24, 1996 from the Mid-Atlantic Business Finance Co.;(5)
        (xxx)         --   Letter from Signet Bank/Maryland dated January 16, 1996;(5)
        (xxxi)        --   Loan and financing agreement between Blue II, MEDCO, Signet and the Company;(6)
        (xxxii)       --   Promissory note;(6)
        (xxxiii)      --   $3,000,000 Economic Development Revenue Bond;(6)
        (xxxiv)       --   Construction contract between Blue II, Morgan Keller, Inc, and the Company;(6)
        (xxxv)        --   Lease Agreement between Blue II, LLC and the Company;(6)
        (xxxvi)       --   Loan and financing agreement between MEDCO, Signet and the Company;(6)
        (xxxvii)      --   Promissory note;(6)
        (xxxviii)     --   $1,500,000 Economic Development Revenue Bond;(6)
        (xxxix)       --   Loan and security agreement--$969,000 Bridge loan;(6)
        (xxxx)        --   Promissory note--bridge loan;(6)
        (xxxxi)       --   Filler/capper equipment;(6)
        (xxxxii)      --   Bottling line;(6)
        (xxxxiii)     --   Mechanical and electrical work;(6)
        (xxxxiv)      --   Phase I Industrial wastewater treatment;(6)
        (xxxxv)       --   Bottle supply;(6)
        (xxxxvi)      --   Interior fit out of new brewery office space;(6)
        (xxxxvii)     --   Blue II Forbearance Agreement;(7)
        (xxxxviii)    --   FBC Forbearance Agreement;(7)
        (xxxxix)      --   Agreement and Plan of Reorganization by and among Frederick Brewing Co., FBC
                           Acquisition Corporation and Wild Goose Brewery, Inc. dated December 15, 1997;(8)
        (l)           --   Asset Purchase Agreement by and between Brimstone Brewing Company and Frederick
                           Brewing Co. dated  December 15, 1997;(8)
        (li)          --   Mutual and Reciprocal Final Release of all claims dated December 19, 1997;(8)
        (lii)         --   Loan Modification Agreement by and among First Union National Bank, Blue II, LLC,
                           Robert Schuerholz, Nicholas P. Foris, Edward D. Scott, and Vishnampet S. Jayanthimath
                           dated March 30, 1997;(8) Vishnampet S. Jayanthimath dated March 30, 1997;(8)

       EXHIBIT
       NUMBER         DESCRIPTION
-----------------------------------------------------------------------------------------------------------------------------------

        (liii)        --   Loan Modification Agreement by and between First Union National Bank and Frederick
                           Brewing Co.;(8)
        (liv)         --   Loan Agreement between U.S. Small Business Administration and the Company;(3)
        (lv)          --   Financial Public Relations Agreement by and between I.W. Miller Group, Inc. and Frederick
                           Brewing Co. Dated effective June 12, 1998.(11)
        (lvi)         --   Form of Subscription Agreement by and between Purchaser of Series F Preferred Stock and the Company dated September 3, 1998;(12)
        (lvii)        --   Contract Brewing Agreement by and between MOJO Highway Brewing Company, LLC and
                           Frederick Brewing Co. dated June 19, 1998.(11)
        (lviii)       --   Form of Common Stock Purchase Warrant issued to Warrantholder by the Company dated September 3, 1998 and
                           November 20, 1998;(12)
        (lix)         --   Operating Agreement by and between MOJO Highway Brewing Company and Frederick
                           Brewing Co. dated June 19, 1998.(11)
        (1x)          --   Form of Subscription Agreement by and between Purchaser of Series G Preferred Stock and the Company dated November 20, 1998 (12)
     11               --   Calculation of Net Loss Per Share.(8),(9)
     16               --   Letter from McLean, Koehler, Sparks & Hammond dated December 12, 1995 to the Company regarding change in certifying accountants.(1)
     21               --   Subsidiaries of Small Business Issuer: Wild Goose Brewery, Inc., a Maryland corporation
                           Brimstone Brewing Co., a Maryland corporation.
     23               --   (i) Consent of Elias, Matz, Tiernan & Herrick L.L.P., Counsel (12)
                      --   (ii) Consent of PricewaterhouseCoopers L.L.P., independent accountants.(12)
     24               --   Power of Attorney is contained in the signature page to this Registration Statement.(12)

--------------------

(1) Incorporated by reference from Pre-effective Amendment No. 5 to the Form SB-2 filed with the SEC on March 5, 1996.

(2) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-25743.

(3) Incorporated by reference to exhibit 10(I) to the Company's Quarterly Report on Form 10-QSB for the Quarter Ended June 30, 1997.

(4) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-35655.

(5) Incorporated by reference to such exhibit as filed with the Company's Form SB-2 filed with the SEC on December 12, 1995.

(6) Incorporated by reference to such exhibit as filed with the Company's Form 10-QSB, Quarterly Report, filed with the SEC on June 30, 1996.

(7) Incorporated by reference from Form 8-K, Current Report, filed with the SEC on February 27, 1997.

(8) Incorporated by reference to such exhibit as filed with the Company's Form 10-KSB for the year ended December 31, 1997.

(9) Incorporated by reference from the Company's Form 10-QSB for the quarter ended March 31, 1998.

(10) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-54013.

(11) Incorporated by reference to such exhibit as filed with the Company's 10-QSB for the quarter ended June 30, 1998.

(12) Filed herewith.

* Management contract or compensatory plan or agreement.

ITEM 17.      UNDERTAKINGS.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section 10
                  (a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; Provided, however, that paragraphs (a)(1)(I) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities offered at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            (i) The undersigned registrant hereby undertakes that:

                     (1) For purposes of determining any liability under the
            Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                     (2) For the purposes of determining any liability under the
            Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF FREDERICK, STATE OF MARYLAND ON DECEMBER 15, 1998.

                                        FREDERICK BREWING CO.

                                        By: /s/ Kevin E. Brannon
                                            ------------------------------------
                                            Kevin E. Brannon
                                            Chairman and Chief Executive Officer

         The undersigned officer and/or director of Frederick Brewing Co., a Maryland corporation (the "Corporation"), hereby constitutes and appoints Kevin
E. Brannon and Leslie Harper, with full power of substitution and resubstitution, as attorney to sign for the undersigned in any and all capacities this Registration Statement and any and all amendments thereto, and any and all applications or other documents to be filed pertaining to this Registration Statement with the Securities and Exchange Commission or with any states or other jurisdictions in which registration is necessary to provide for notice or sale of all or part of the securities to be registered pursuant to this Registration Statement and with full power an authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present. The undersigned hereby ratifies and confirms all that said attorney-in-fact and agent, or any of his substitutes, may lawfully do or cause to be done by virtue hereof and incorporate such changes as any of the said attorneys-in-fact deems appropriate.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON DECEMBER 15, 1998.

               SIGNATURE                                   TITLE                                   DATE
-----------------------------------------------------------------------------------------------------------------------------------

         /s/ Kevin E. Brannon           Chairman, and Chief Executive Officer        December 15, 1998
--------------------------------------  (principal executive officer) and Director
           Kevin E. Brannon

           /s/ Leslie Harper            Chief Financial Officer                      December 15, 1998
--------------------------------------  (principal accounting and financial officer)
             Leslie Harper

       /s/ Marjorie A. McGinnis         President and Director                       December 15, 1998
--------------------------------------
         Marjorie A. McGinnis

      /s/ Nicholas P. Foris, M.D.       Director                                     December 15, 1998
--------------------------------------
        Nicholas P. Foris, M.D.

        /s/ Carl R. Hildebrand          Director                                     December 15, 1998
--------------------------------------
          Carl R. Hildebrand

          /s/ Jerome M. Pool            Director                                     December 15, 1998
--------------------------------------
            Jerome M. Pool

          /s/ Maribeth Visco            Secretary and Director                       December 15, 1998
--------------------------------------
            Maribeth Visco

                                  EXHIBIT INDEX


      EXHIBIT
      NUMBER         DESCRIPTION
-----------------------------------------------------------------------------------------------------------------------------------

  3(1)               --   Amended and Restated Articles of Incorporation(1),(10)
       (i)           --   Articles Supplementary with respect to Series A Convertible Preferred Stock;(2)
       (ii)          --   Articles Supplementary with respect to Series B Convertible Preferred Stock;(2)
       (iii)         --   Articles Supplementary with respect to Series C Convertible Preferred Stock;(3)
       (iv)          --   Articles Supplementary with respect to Series D Convertible Preferred Stock;(4)
       (v)           --   Articles Supplementary with respect to Series E Convertible Preferred Stock;(10)
       (vi)          --   Articles Supplementary with respect to Series F Convertible Preferred Stock.(12)
       (vii)         --   Articles Supplementary with respect to Series G Convertible Preferred Stock (12)
  3(2)               --   Amended and Restated Bylaws.(5)
  4                  --   Stock Certificate.(5)
  5                  --   Opinion of Elias, Matz, Tiernan & Herrick L.L.P., Counsel  (12)
  10                 --   Material Contracts:
       (i)           --   Stock Option Agreement dated April 15, 1993 between the Company, Edward D. Scott, Kevin
                          E. Brannon, and Marjorie A. McGinnis;(5)*
       (ii)          --   Form of Shareholder Agreement;(5)
       (iii)         --   Form of Termination of Shareholder Agreement;(5)
       (iv)          --   Employment Agreement dated December 9, 1995 between the Company and Kevin E. Brannon;(5)*
       (v)           --   Employment Agreement dated December 9, 1995 between the Company and Marjorie A. McGinnis;(5)*
       (vi)          --   Employment Agreement dated December 9, 1995 between the Company and Steven T. Nordahl;(5)*
       (vii)         --   Employment Agreement dated December 9, 1995 between the Company and Craig J. O'Connor;(5)*
       (viii)        --   Employment Agreement dated February 20, 1993 between the Company and Steven Tluszcz;(5)
       (ix)          --   Lease Agreement dated February 15, 1994 between the Company and Carroll Creek LLC;(5)
       (x)           --   Lease Agreement dated March 25, 1994 between the Company and Carroll Creek LLC;(2)
       (xi)          --   Addendum to the Agreement of Lease dated March 30, 1995 between the Company and
                          Carroll Creek LLC;(5)
       (xii)         --   Agreement of Lease dated January 21, 1993 between the Company, Kevin E. Brannon, and
                          South Carroll Street Partnership;(5)
       (xiii)        --   Letter lease dated January 18, 1995 between the Company and Frederick Produce Company;(5)
       (xiv)         --   Form of Distribution Agreement;(5)
       (xv)          --   Letter from the Company dated October 30, 1993 to the Kronheim Company, Inc.;(5)


      EXHIBIT
       NUMBER         DESCRIPTION
-----------------------------------------------------------------------------------------------------------------------------------

        (xvi)         --   Non-employee Directors Stock Option Plan;(5)*
        (xvii)        --   1995 Stock Option Plan;(5)*
        (xviii)       --   Form of Promissory Note dated various dates from the Company to certain stockholders;(5)
        (xix)         --   Promissory Note dated June 18, 1994 between the Company and Dr. Nicholas Foris;(5)
        (xx)          --   Promissory Note dated March 18, 1994 between the Company and Dr. Nicholas Foris;(5)
        (xxi)         --   Contract Brewing Agreement dated December 12, 1995 by the Johnson Beer Company and the Company;(5)
        (xxii)        --   Promissory Note by the Company to FCNB Bank dated November 24, 1995 with a guarantee by Dr. Nicholas
                           Foris;(5)
        (xxiii)       --   Agreement of Sale by and between the Company and SOPM Limited Partnership dated November 7, 1995;(5)
        (xxiv)        --   Assignment and Extension of Agreement of Sales by and between the Company and Blue II, LLC dated
                           December 19, 1995;(5)
        (xxv)         --   Letter of Intent for Build-to-Suit Light Industrial Space by and between the Company and Blue
                           II, LLC dated December 21, 1995;(5)
        (xxvi)        --   Resolutions adopted by the Maryland Industrial Development Financing Authority;(5)
        (xxvii)       --   Letter dated January 30, 1996 from the Maryland Economic Development Corp.;(5)
        (xxviii)      --   Letter dated January 30, 1996 from Ryan, Lee & Company, Inc.;(5)
        (xxix)        --   Letter dated January 24, 1996 from the Mid-Atlantic Business Finance Co.;(5)
        (xxx)         --   Letter from Signet Bank/Maryland dated January 16, 1996;(5)
        (xxxi)        --   Loan and financing agreement between Blue II, MEDCO, Signet and the Company;(6)
        (xxxii)       --   Promissory note;(6)
        (xxxiii)      --   $3,000,000 Economic Development Revenue Bond;(6)
        (xxxiv)       --   Construction contract between Blue II, Morgan Keller, Inc, and the Company;(6)
        (xxxv)        --   Lease Agreement between Blue II, LLC and the Company;(6)
        (xxxvi)       --   Loan and financing agreement between MEDCO, Signet and the Company;(6)
        (xxxvii)      --   Promissory note;(6)
        (xxxviii)     --   $1,500,000 Economic Development Revenue Bond;(6)
        (xxxix)       --   Loan and security agreement--$969,000 Bridge loan;(6)
        (xxxx)        --   Promissory note--bridge loan;(6)
        (xxxxi)       --   Filler/capper equipment;(6)
        (xxxxii)      --   Bottling line;(6)
        (xxxxiii)     --   Mechanical and electrical work;(6)
        (xxxxiv)      --   Phase I Industrial wastewater treatment;(6)
        (xxxxv)       --   Bottle supply;(6)
        (xxxxvi)      --   Interior fit out of new brewery office space;(6)
        (xxxxvii)     --   Blue II Forbearance Agreement;(7)
        (xxxxviii)    --   FBC Forbearance Agreement;(7)
        (xxxxix)      --   Agreement and Plan of Reorganization by and among Frederick Brewing Co., FBC Acquisition Corporation and
                           Wild Goose Brewery, Inc. dated December 15, 1997;(8)
        (l)           --   Asset Purchase Agreement by and between Brimstone Brewing Company and Frederick Brewing Co. dated
                           December 15, 1997;(8)
        (li)          --   Mutual and Reciprocal Final Release of all claims dated December 19, 1997;(8)
        (lii)         --   Loan Modification Agreement by and among First Union National Bank, Blue II, LLC,
                           Robert Schuerholz, Nicholas P. Foris, Edward D. Scott, and Vishnampet S. Jayanthimath
                           dated March 30, 1997;(8) Vishnampet S. Jayanthimath dated March 30, 1997;(8)

      EXHIBIT
       NUMBER         DESCRIPTION
-----------------------------------------------------------------------------------------------------------------------------------

        (liii)        --   Loan Modification Agreement by and between First Union National Bank and Frederick Brewing Co.;(8)
        (liv)         --   Loan Agreement between U.S. Small Business Administration and the Company;(3)
        (lv)          --   Financial Public Relations Agreement by and between I.W. Miller Group, Inc. and Frederick
                           Brewing Co. Dated effective June 12, 1998.(11)
        (lvi)         --   Form of Subscription Agreement by and between Purchaser of Series F Preferred Stock and the Company dated September 3, 1998;(12)
        (lvii)        --   Contract Brewing Agreement by and between MOJO Highway Brewing Company, LLC and Frederick Brewing Co.
                           dated June 19, 1998.(11)
        (lviii)       --   Form of Common Stock Purchase Warrant issued to Warrantholder by the Company dated September 3, 1998 and November 20, 1998;(12)
        (lix)         --   Operating Agreement by and between MOJO Highway Brewing Company and Frederick Brewing Co. dated June 19,
                           1998.(11)
        (1x)          --   Form of Subscription Agreement by and between Purchaser of Series G Preferred Stock and the Company
                           dated November 20, 1998 (12)
     11               --   Calculation of Net Loss Per Share.(8),(9)
     16               --   Letter from McLean, Koehler, Sparks & Hammond dated December 12, 1995 to the Company regarding change in certifying accountants.(1)
     21               --   Subsidiaries of Small Business Issuer: Wild Goose Brewery, Inc., a Maryland corporation
                           Brimstone Brewing Co., a Maryland corporation.
     23               --   (i) Consent of Elias, Matz, Tiernan & Herrick L.L.P., Counsel (12)
                      --   (ii) Consent of PricewaterhouseCoopers L.L.P., independent accountants.(12)
     24               --   Power of Attorney is contained in the signature page to this Registration Statement.(12)

--------------------

(1) Incorporated by reference from Pre-effective Amendment No. 5 to the Form SB-2 filed with the SEC on March 5, 1996.

(2) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-25743.

(3) Incorporated by reference to exhibit 10(I) to the Company's Quarterly Report on Form 10-QSB for the Quarter Ended June 30, 1997.

(4) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-35655.

(5) Incorporated by reference to such exhibit as filed with the Company's Form SB-2 filed with the SEC on December 12, 1995.

(6) Incorporated by reference to such exhibit as filed with the Company's Form 10-QSB, Quarterly Report, filed with the SEC on June 30, 1996.

(7) Incorporated by reference from Form 8-K, Current Report, filed with the SEC on February 27, 1997.

(8) Incorporated by reference to such exhibit as filed with the Company's Form 10-KSB for the year ended December 31, 1997.

(9) Incorporated by reference from the Company's Form 10-QSB for the quarter ended March 31, 1998.

(10) Incorporated by reference to such exhibit as filed with the Company's Registration Statement on Form S-3, file number 333-54013.

(11) Incorporated by reference to such exhibit as filed with the Company's 10-QSB for the quarter ended June 30, 1998.

(12) Filed herewith.